Exhibit 99.1

2012 ANNUAL REPORT

Annual and Special Meeting

Franco-Nevada Corporation will hold its Annual and Special Meeting at the TMX Broadcast Centre, Exchange Tower, 130 King Street West, Toronto on Wednesday, May 8, 2013 at 4:30 pm.

CONTENTS

2012 Highlights	2

Five Year Results	3

Letter to Shareholders	4

Global Assets Map	6

Asset Portfolio	8

Asset Descriptions	10

Corporate Responsibility	10

Management’s Discussion and Analysis	11

Management’s Report on Internal Control over Financial Reporting	39

Independent Auditor’s Report	40

Consolidated Financial Statements	42

Directors	79

Corporate Information	80

Our financial results and other dollar references are in U.S. dollars unless otherwise indicated. “EBITDA”, “Adjusted EBITDA” and “Adjusted Net Income” are non-IFRS measures and are defined and reconciled to IFRS in our Management’s Discussion and Analysis (“MD&A”). Our Annual Report is supported by further information and explanatory notes in our Annual Information Form (“AIF”) available at www.sedar.com, our Annual Report on Form 40-F available at www.sec.gov, and in our Asset Handbook available on our website at www.franco-nevada.com. All of our disclosure should be read with reference to the cautionary language relating to forward-looking statements and our limited access to property information, contained in both our AIF and MD&A.

All scientific and technical information in this Annual Report, including mineral reserves and mineral resources, has been taken directly from the relevant operator’s disclosure and should be read with reference to our AIF, our Asset Handbook as well as the relevant operator’s disclosure.

Franco-Nevada Corporation is the leading gold royalty and stream company by both gold revenues and number of gold assets.

The Company trades under the symbol FNV on both the Toronto and New York Stock Exchanges. Franco-Nevada has delivered superior returns to investors through its diversified portfolio of cash-flow producing assets and interests in some of the largest new gold development and exploration projects in the world.

Franco-Nevada provides yield and more upside than a gold ETF with less risk than an operating gold company.

Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation. Franco-Nevada has substantial cash with no debt and is generating growing cash flow that is being used to expand its portfolio and to pay dividends.

Over the past five years, Franco-Nevada’s share price has outperformed the gold price and all relevant equity benchmarks. Franco-Nevada is the gold investment that works.

2012 HIGHLIGHTS

Strong financial results:

•                  $427 million of Revenues - a new record

•                  $171 million of Adjusted Net Income(1) - a new record

•                  $348 million of Adjusted EBITDA(2) - a new record

•                  $822 million of  working capital and no debt

•                  $3.1 billion of shareholders’ equity

A growing business:

•                  $1 billion Cobre Panama precious metals stream commitment

•                  $446 million invested to grow the oil & gas division

•                  $500 million new credit facility for future investments

•                  New revenues from Timmins West, Hemlo NPI and Subika

Maximizing Franco-Nevada’s share price:

•                  Fifth consecutive year of share price gains

•                  $78 million of dividends paid in 2012

•                  Track record of successful acquisitions

•                  $1.4 billion capacity for new opportunities(3)

Franco-Nevada has a 2% royalty at Detour Lake which began producing gold in February 2013.

FIVE YEAR RESULTS

US$ millions (except per share)	2008(4) $		2009(4) $		2010(4) $		2011(4) $		2012(4) $
Revenue		$151.0		$199.7		$227.2		$411.2		$427.0
Operating Income		$31.6		$87.1		$85.8		$28.0		$138.4
Net Income		$40.3		$80.9		$62.7		$(6.8)		$102.6
Basic Earnings per share		$0.41		$0.76		$0.55		$(0.05)		$0.72

Adjusted Net Income(1)		$47.3		$32.0		$52.1		$136.0		$171.0
Adjusted Net Income(1) per share		$0.48		$0.30		$0.46		$1.08		$1.19
Adjusted EBITDA(2)		$127.2		$119.4		$180.0		$327.3		$347.8
Adjusted EBITDA(2) per share		$1.30		$1.12		$1.58		$2.61		$2.43

Dividends Paid		$21.8		$28.2		$33.3		$49.2		$77.9
Dividends Paid per share	C$	0.24	C$	0.28		$0.29		$0.32		$0.54

Working Capital(5)		$239.1		$530.7		$572.7		$851.1		$822.4
Long-term debt	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

Total Shareholders’ Equity		$1.4B		$1.9B		$2.0B		$2.8B		$3.1B
Market Capitalization(6)		$1.7B		$3.2B		$3.8B		$5.3B		$8.3B

(1)             Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, fair value changes for interests accounted for as derivative assets, and the impact of taxes on all these items. Adjusted Net Income per share is Adjusted Net Income divided by weighted average shares outstanding for the period.

(2)             Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense, finance income and costs, foreign exchange gains/losses, gains/losses on the sale of investments, income/losses from equity investees, depletion and depreciation, fair value changes for interests accounted for as derivative assets and impairment charges related to royalties, streams, working interests and investments. Adjusted EBITDA per share is Adjusted EBITDA divided by weighted average shares outstanding for the period.

(3)             As at March 19, 2013.

(4)             Fiscal years 2010 through 2012 were prepared in accordance with IFRS. Fiscal years 2008 and 2009 were prepared in accordance with Canadian GAAP.

(5)             Working Capital is a Non-IFRS financial measure. The Company defines working capital as current assets less current liabilities.

(6)             As at December 31.

Historical Highlights

2012

•                  Market capitalization > $7 billion

•                  Dividend increased

•                  $1 billion Cobre Panama precious metals stream deal

•                  C$400 million Weyburn oil acquisition

2011

•                  Market capitalization > $5 billion

•                  Dividend increased

•                  $1.2 billion invested in new precious metals assets

•                  Listed on the NYSE

2010

•                  Market capitalization > $4 billion

•                  Dividend increased and paid monthly

•                  Detour and Tasiast now +20 million ounce projects

•                  $350 million Prosperity gold stream deal

2009

•                  Market capitalization > $3 billion

•                  Dividend increased

•                  Palmarejo gold stream acquisition

•                  Subika royalty acquisition

2008

•                  Market capitalization > $2 billion

•                  Start of semi-annual dividends

•                  Gold Quarry acquisition

2007

•                  Dec. 20th IPO for $1.2 billion

FNV:TSX/NYSE

From December 20, 2007 to December 31, 2012

+ 274%*

* TSX share price excluding dividends

LETTER TO SHAREHOLDERS

This is our fifth full-year annual report since Franco-Nevada was reborn as a public company with our IPO in late 2007. The last five years have proven that our business model, with its focus on gold royalties and streams, can create tremendous shareholder value.

Our share price since the IPO to the end of 2012 has appreciated over 270%. Including dividends, Franco-Nevada’s shares have delivered a compounded annual rate of return greater than 30% over the past five years. As can be seen in the charts included in this annual report, this has been substantially better than gold itself and other gold equities. Our market capitalization in 2012 exceeded $7 billion compared to our initial IPO of just $1.2 billion. Revenues and cash flow have more than quadrupled from pre-IPO levels. Dividends per share have been increased in each of the past five years with cumulative dividends paid now exceeding $210 million. Franco-Nevada ended the year with its strongest balance sheet to date with over $800 million of working capital and no debt.

Franco-Nevada’s success and growth over the past five years has been driven by a combination of factors:

1.         Higher gold prices: When we went public at the end of 2007, gold was trading at just over $800 per ounce. Today gold is trading at close to double that amount. With higher gold prices, our business model has delivered higher margins by avoiding the challenges of higher operating and capital costs that have impacted the operating companies.

2.         Organic growth: Our large portfolio of interests in producing mines, advanced projects and exploration properties has benefited from the optionality inherent with large land positions that are geologically prospective. Many of the producing mines have added new reserves and have expanded operations. Over half a dozen new mines have started production on our royalty properties. We expect to see further new mines and mine expansions and see potential within our exploration portfolio.

3.         Acquisitions: Our business model generates substantial free cash flow that has allowed Franco-Nevada over the past five years to make $2.1 billion in new acquisitions and commit to a further $1.4 billion in new investments. Acquisitions have added over 30 new assets to our mineral portfolio.

2012 was Franco-Nevada’s best year ever. We generated $427 million in revenues, $171 million in adjusted net income and paid $78 million in dividends. Our share price significantly outperformed gold and all of the relevant benchmarks. During 2012 we reported on five new investments. The most significant was a $1 billion precious metals stream commitment with Inmet Mining on its giant Cobre Panama project. We expect this project to begin production in 2016. The next most important investment was a C$400 million net revenue interest in the Weyburn oil field in Saskatchewan where we already had interests and know well. Both of these investments add cornerstone assets to our portfolio with revenues projected to be generated over 40 years.

In 2013, we are looking forward to the start of royalties from Detour Lake, growing production from Duketon, Subika, our Hemlo NPI and a full year from our expanded Weyburn interest. Also in 2013 we are watching for feasibility and permitting milestones at Tasiast, Rosemont, Perama Hill, Agi Dagi and New Prosperity.

There is no question royalty/stream financing has come of age. The quantity and quality of projects seeking financing continues to improve. While global gold production has stagnated over the past decade, the royalty and stream sector is in a strong growth phase. Royalties and streams are now a popular alternative source of financing in a period of weak equity and project financing markets. In addition, royalty and stream financing is of interest to even the largest multi-national mining companies that are looking to unlock the value of the precious metals assets buried in their portfolio. At the same time, the demonstrated success of the royalty business has encouraged new entrants into competing on new opportunities.

Franco-Nevada is maintaining its long term focus. The gold price has had a twelve year winning streak of consecutively higher year end closes. We believe the gold price will trade higher in the longer term but, nearer term, periods of consolidation should also be expected. This is a cyclical business and we have added the most value by making investments when others cannot. Our current portfolio of 211 mineral assets including 46 producing mineral assets was built over a period of almost three decades. The strength and diversity of our existing portfolio is expected to generate growing revenues over the next five years allowing us to be selective in our investment decisions.

Franco-Nevada operates with just 20 full-time employees and 4 contractors. Our success is a reflection of the hard work by the management team guided by an equally hard working and engaged board of directors. We would like to thank all of them for their contributions in making both 2012 and the last five years such a success. We are even more enthusiastic for Franco-Nevada’s future.

/s/ Pierre Lassonde	/s/ David Harquail
Pierre Lassonde	David Harquail
Chairman	President & CEO

March 19, 2013

Pierre Lassonde and David Harquail at the Cobre Panama project.

# GLOBAL ASSETS

Arctic Gas
Courageous Lake
Goldfields
Edson
New Prosperity
Medicine Hat
Phoenix
Weyburn
Detour Lake
Timmins West
Golden Highway
Midale
Hemlo
Mouska
Stillwater
Musselwhite
Canadian Malartic
Kirkland Lake
Sudbury
NEVADA
(inset)
NORTH AMERICA
PRODUCING
ADVANCED
OIL & GAS
Exploration Assets not shown
Mesquite
Rosemont
Palmarejo
Cerro San Pedro
Falcondo
Cobre Panama
Hollister
Pinson
Dee (Storm/Arturo)
Sandman
Goldstrike
Eagle Picher
Gold Quarry
Marigold
Bald Mountain
Robinson
NEVADA
Sterling
Gurupi
SOUTH AMERICA
Taca Taca
Relincho
San Jorge
Calcatreu

6
FNV

*The GOLD Investment that WORKS*

FNV
TSX / NYSE

ASIA
AFRICA
AUSTRALIA
Perama Hill
Agi Dagi
Kiziltepe
Tasiast
Subika
Ity
Edikan
Kasese
Pandora
Cooke 4
MWS
Mt Muro
North Lanut
King Vol
Duketon
Bronzewing
Wiluna
Glenburgh
Moyagee
Mt Keith
Butcher Well
Admiral Hill
Red October
Peculiar Knob
White Dam
Commodore
South Kalgoorlie
Bullabulling
Edna May
Flying Fox
Aphrodite
Henty

The description and depiction of our assets in this Annual Report has been simplified for presentation purposes. This Annual Report should be read with reference to the additional supporting detail and cautions regarding our use of forward-looking information outlined in our Annual Information Form ("AIF") available on www.sedar.com and our Asset Handbook available on our web site at www.franco-nevada.com. Forward-looking information is subject to change and risk, should not be relied on and should be considered along with the particular assumptions and risks underlying these statements as set out in detail in our AIF. As a royalty/stream holder we often have limited, if any, access to technical information and are subject to confidentiality provisions. For this Annual Report, our most recent AIF and Asset Handbook, we have generally relied on the public disclosure of the owners and operators of our royalty and stream assets. More current information may be available in our subsequent disclosure and on our web site. Franco-Nevada's royalties and streams often cover less than 100% and sometimes only a portion of the publicly reported reserves, resources and production of the property.

7
FNV
2012 ANNUAL REPORT | Franco-Nevada Corporation

ASSET PORTFOLIO

Franco-Nevada Asset Tabulation at March 19, 2013

	Gold	PGM	Other Minerals	Total Minerals	Oil & Gas		Total
Producing	36	3	7	46	137		183
Advanced	23	0	5	28	—		28
Exploration	115	2	20	137	#	(1)	137
Total	174	5	32	211	137		348

(1) 160 undeveloped Oil & Gas agreements not included in asset counts.

Abbreviated Definitions

“NSR” Net Smelter Return Royalty “GR” Gross Royalty “ORR” Overriding Royalty “FH” Freehold or Lessor Royalty “NPI” Net Profits Interest “NRI” Net Royalty Interest “WI” Working Interest

“P”       “Producing” assets are those that have generated revenue from steady-state operations to Franco-Nevada or are expected to in the next year.

“A”        “Advanced” are assets on projects that in management’s view have a reasonable possibility of generating steady-state revenue to Franco-Nevada in the next five years or includes properties under development, permitting, feasibility or advanced exploration.

“E”        “Exploration” represents assets on early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

Notes

1    Does not cover all the reserves or resources reported for the property by the operator.

2    Percentage varies depending on the claim block of the property.

3    Provides for minimum or advance payments.

4    Payments pending achievement of a minimum production hurdle or time threshold.

5    Percentage varies depending on the commodity price or value of ore.

6    Payable after operator recovers defined exploration and development expenses.

7    These revenue numbers are before the deduction of the purchase cost per ounce.

8    Includes dividends in the amounts of $0.1, $0.1 and $0.3 for 2012, 2011 and 2010.

9    NRI acquired effective October 1, 2012. WI increased from 1.11% to 2.26% effective January 1, 2012.

			Revenue ($ millions)
Asset	Operator	Interest and %	2012	2011	2010	Notes
GOLD
United States
Goldstrike	Barrick Gold Corporation	NSR 2-4%, NPI 2.4-6%	$55.7	$45.0	$49.2	1, 2, P
Gold Quarry	Newmont Mining	NSR 7.29%	18.6	17.9	20.4	1, 3, P
Marigold	Goldcorp/Barrick	NSR 1.75-5%, GR 0.5-4%	10.9	10.3	9.1	1, 2, 3, 5, P
Bald Mountain	Barrick Gold Corporation	NSR/GR 0.875-5%	8.8	3.9	1.6	1, 2, 3, 5, P
Mesquite	New Gold Inc.	NSR 0.5-2%	3.9	4.8	4.2	2, P
Hollister	Great Basin Gold Limited	NSR 3-5%	3.2	5.0	1.1	1, 2, P
Other (6 assets)			0.6	0.5	1.8	8, Px2, Ax4

Canada
Detour	Detour Gold Corporation	NSR 2%	—	—	—	P
Sudbury (3 mines)	KGHM International Ltd.	Stream 50%	15.4	14.3	—	1, 7, P
Golden Highway (3 mines)	St Andrew Goldfields Ltd.	NSR 2-15%	14.3	10.8	6.3	3, 5, Px3
Musselwhite	Goldcorp Inc.	NPI 5%	6.3	5.1	—	6, P
Hemlo	Barrick Gold Corporation	NSR 3%, NPI 50%	7.5	1.4	0.1	1, 6, P
Timmins West	Lake Shore Gold Corp.	NSR 2.25%	2.0	—	—	P
Other (7 assets)			0.5	1.0	0.8	Px3, Ax4

Australia
Duketon	Regis Resources Ltd.	NSR 2%	5.3	3.1	0.6	1, P
Henty	Unity Mining Limited	GR 1%/10%	2.7	4.5	2.4	2, P
South Kalgoorlie (2 mines)	Alacer Gold Corp.	NSR/GR 1-1.75%	1.3	0.9	1.0	1, 2, Px2
Bronzewing	Navigator Resources	NSR 2%	2.3	0.9	0.6	P
Other (10 assets)			—	0.1	0.3	Px2, Ax8

Rest of World
Cobre Panama	Inmet Mining Corporation	Streams (indexed)	—	—	—	A
Palmarejo	Coeur d’Alene Mines	Stream 50%	96.0	101.9	66.1	3, 7, P
MWS	AngloGold Ashanti Limited	Stream 25%	33.0	32.3	—	7, P
Tasiast	Kinross Gold Corporation	NSR 2%	6.4	2.8	—	P
Subika	Newmont Mining	NSR 2%	3.2	—	—	1, P
Cerro San Pedro	New Gold Inc.	GR 1.95%	5.5	5.9	3.8	1, P
Edikan	Perseus Mining Limited	NSR 1.5%	5.1	1.5	—	P
Cooke 4	Gold One International	Stream 7%	3.3	27.3	—	7, P
Other (9 assets)			8.8	2.8	0.9	Px3, Ax6
115 Exploration Assets			—	—	—	E

			$320.6	$306.8	$172.6
PLATINUM GROUP METALS

Stillwater	Stillwater Mining Company	NSR 5%	$17.3	$23.1	$13.1	1, P
Sudbury (3 mines)	KGHM International Ltd.	Stream 50%	43.1	40.4	—	1, 7, P
Pandora	Angloplat/Lonmin plc	NPI 5%	0.3	0.4	1.0	1, 3, P
2 Exploration Assets			—	—	—	E

			$60.7	$63.9	$14.1

OTHER MINERALS

Mt Keith (Ni)	BHP Billiton Limited	NPI 0.25%, GR 0.375%	$2.2	$3.8	$3.1	P
Rosemont (Cu, Mo, Ag)	Augusta Resource Corporation	NSR 1.5%	—	—	—	A
Relincho (Cu, Mo)	Teck Resources Limited	NSR 1.5%	—	—	—	4, A
Taca Taca (Cu, Au, Mo)	Lumina Copper Corp.	NSR 1.08%	—	—	—	A
Other (8 assets)			2.6	1.8	1.6	Px6, Ax2
20 Exploration Assets			—	—	—	E

			$4.8	$5.6	$4.7

OIL & GAS
Canada
Weyburn Unit	Cenovus Energy Inc.	NRI 11.71%, ORR 0.44%, WI 2.26%	$25.0	$12.3	$10.4	9, P
Midale Unit	Apache Canada Ltd.	ORR 1.14%, WI 1.59%	4.0	4.1	3.6	P
Edson	Canadian Natural Resources	ORR 15%	3.9	7.7	12.1	P
Other	Various		8.0	10.8	9.7	P
Arctic Gas		WI 3-15%	—	—	—	E
160 agreements		ORR/FH 0.5%-100%	—	—	—	E
			$40.9	$34.9	$35.8

REVENUE			$427.0	$411.2	$227.2

ASSET DESCRIPTIONS

Franco-Nevada has over 200 mineral assets and a broad oil & gas portfolio. The majority of our mineral assets are in gold but we also have significant platinum group metal assets, other mineral and oil & gas assets. The mineral assets range by stage of development from producing, advanced development or exploration. The majority of assets are in North America and Australia but we also have significant assets in the rest of the world. Finally, the nature of our mineral assets includes percentage of revenue interests such as net smelter return royalties or streams to profit sharing royalties and working interests.

Please refer to Franco-Nevada’s AIF available at www.sedar.com or our web site at www.franco-nevada.com for summary descriptions of Franco-Nevada’s producing and advanced assets as well as tabulations of related reserve and resource numbers. In addition, Franco-Nevada produces an annual Asset Handbook compiling this information including photos and maps. Our 2013 Asset Handbook will be released in Q2 2013. Our Asset Handbook can be obtained at our offices or by contacting Franco-Nevada at info@franco-nevada.com or by calling us.

CORPORATE RESPONSIBILITY

Franco-Nevada is committed to operating as a good corporate citizen. Our policies for Environmental and Corporate Social Responsibility and Health & Safety can be found on our website at www.franco-nevada.com.

Franco-Nevada has royalty and streaming assets and does not directly engage in exploration, development or operations. However, we recognize our business model is dependent on the industry’s corporate responsibility and we provide active support. Franco-Nevada is part of the World Gold Council (“WGC”) board and in 2012 led the establishment of the WGC’s new Conflict-Free Gold Standard to combat the potential misuse of mined gold to fund unlawful armed conflict. WGC members are also committed to the principles of the International Council on Mining & Metals (“ICMM”). These principles seek continual improvement in sustainable development performance. Franco-Nevada undertakes to follow the principles provided by the e3Plus program of the Prospectors and Developers Association of Canada (“PDAC”) whenever it undertakes field due diligence. Franco-Nevada is also the primary sponsor of the PDAC annual awards that recognize industry successes in exploration, development, safety, environmental stewardship and aboriginal cooperation.

The majority of Franco-Nevada’s gold mineral revenues are from properties operated by members of the WGC or ICMM. Before any investment, Franco-Nevada considers legal, regulatory, environmental, health and safety and human rights aspects. In 2012, our Cobre Panama investment involved on-site due diligence of all these aspects. Also in 2012, our Weyburn investment made Franco-Nevada a more significant participant in one of the largest carbon sequestering projects in the world.

Franco-Nevada’s directors and management support philanthropic and charitable efforts using their own personal resources. Our philosophy is charity is a decision best made by shareholders with their own money rather than the Company’s. However, Franco-Nevada will partner with its operators to support projects in the communities associated with our producing assets. In 2012, Franco-Nevada supported the operator of our Sudbury assets by committing $500,000 for the new School of Mines at Laurentian University.

maNagemeNt’s disCussioN aNd aNalysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at March 19, 2013 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2012 and 2011. The audited consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2012 and 2011 and the corresponding notes to the financial statements which are available on the Company’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions and maps of certain of the Company’s producing and advanced royalty and stream assets. For additional information, the Company’s website can be found at www.franco-nevada.com.

TABLE oF CoNTENTs

Highlights	12
Company Overview	12
2012 Overview	13
2013 Guidance	14
Business Developments	15
Summary of Financial Information	16
Overview of Financial Performance	17
Revenue	20
Costs and Expenses	24
Non-IFRS Financial Measures	28
Financial Position, Liquidity and Capital Resources	32
Critical Accounting Estimates	34
Outstanding Share Information	35
Risk Factors	36
Internal Control over Financial Reporting and Disclosure Controls and Procedures	37
Cautionary Statement on Forward Looking Information	38

Highlights

(in millions of U.S. dollars, except per share amounts)

For the twelve months ended December 31, 2012:

•             Record Revenue of $427.0 million (2011 - $411.2 million);

•             Net Income of $102.6 million, or $0.72 per share (2011 - loss of $6.8 million or $0.05 per share);

•             Adjusted Net Income(1) of $171.0 million, or $1.19 per share (2011 - $136.0 million or $1.08 per share);

•             Adjusted EBITDA(1) of $347.8 million, or $2.43 per share (2011 - $327.3 million or $2.61 per share);

•             Cash, cash equivalents and short-term investments totaled $779.9 million as at December 31, 2012;

•             No debt;

•             Total shareholder’s equity of $3,149.1 million;

•             Dividends declared of $87.7 million, an increase of 53.3% over 2011; and

•             $1.5 billion in transactions completed and/or committed during 2012.

For the three months ended December 31, 2012:

•             Revenue of $114.1 million (2011 - $118.5 million);

•             Net Loss of $33.1 million, or $0.23 per share (2011 - loss of $105.4 million or $0.80 per share);

•             Adjusted Net Income(1) of $47.0 million, or $0.32 per share (2011 - $40.8 million or $0.31 per share);

•             Adjusted EBITDA(1) of $93.7 million, or $0.65 per share (2011 - $94.2 million or $0.72 per share); and

•             $400.0 million in transactions in Q4 2012.

(1) Adjusted Net Income and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 19-22 of this MD&A.

Company Overview

Franco-Nevada is a gold royalty and stream company. The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest gold development and exploration projects in the world. Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation. Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its asset portfolio and pay monthly dividends.

We are the leading gold-focused royalty and stream company. We believe we achieved this through sound management of our current portfolio and through accretive transactions using a long-term investment perspective. Our business model is to grow our portfolio through organic growth and acquisitions of high quality, high margin assets thereby limiting our downside exposure but retaining upside potential to higher commodity prices, new exploration discoveries and expansion decisions. Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics.

The Company believes that an investment in Franco-Nevada’s shares can provide yield, exposure to optionality and more upside than a gold ETF with less risk than an operating gold company. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges. 2012 marked the Company’s fifth anniversary since its initial public offering (“IPO”) in December 2007. Over the past five years, Franco-Nevada’s share price has outperformed the gold price and other equity benchmarks.

5-Year Share Price Performance

(in U.S. dollars)

2012 Overview

Franco-Nevada’s portfolio continued to deliver strong operating performance in 2012. Overall 2012 production attributable to Franco-Nevada from its royalty and stream interests was not significantly different from management’s expectations. However, commodity prices were more volatile resulting in significantly lower average prices on a year over year basis for platinum group metals (“PGMs”) and oil & gas prices.

The Company recorded revenue of $427.0 million for fiscal 2012 which is higher than 2011 revenue of $411.2 million. This was an annual revenue record for the Company but was slightly below the original 2012 revenue guidance provided by management of $430.0 million to $460.0 million. The difference is due to lower average commodity prices in 2012 than what was assumed for guidance purposes. If actual commodity prices for 2012 had matched those that were assumed, the 2012 revenue would have been $440.0 million to $445.0 million.

Quarterly Revenue by Commodity

During 2012, many resource sector companies faced challenges with capital and operating costs, government encroachments and asset impairments. Royalty and stream financing companies benefitted from the lack of equity and debt available to resource companies with significant stream transactions being completed and/or announced in 2012. Franco-Nevada was active in 2012 with the most significant acquisitions being the Cobre Panama precious metals stream and the additions to our Weyburn Unit. (See “Business Developments” below).

The Company ended the year with a robust balance sheet. At December 31, 2012, the Company had $631.7 million in cash and cash equivalents, $148.2 million in liquid investments, $108.4 million in investments, of which $73.9 million was held in publicly traded instruments, and an undrawn $175.0 million credit facility, which was subsequently replaced with an unsecured $500.0 million credit facility after year end, from which to fund future acquisitions.

2013 Guidance

The following contains forward-looking statements about our outlook for 2013. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

For 2013, the Company is expecting the following with respect to its key producing assets by revenue category:

•              Gold — U.S.:  Goldstrike royalty ounces for 2013 are expected to be lower than 2012.  Barrick Gold Corporation (“Barrick”) announced that construction activities surrounding its thiosulfate project are expected to reduce capacity at the autoclave facility.  As well, Barrick announced higher expected capital expenditures during 2013.  These developments will impact our NSR royalty ounces and NPI royalty ounces, respectively, but the investment is expected to accelerate production from stockpiles and benefit future royalty revenues.  At Gold Quarry, the Company expects higher royalty ounces for 2013 than in prior years based on stockpiled ore.  Royalty ounces from Bald Mountain, Hollister and Mesquite are expected to be lower in 2013 due to mining sequencing at Bald Mountain, creditor protection activities at Hollister and mining on ground that attracts a lower royalty at Mesquite.

•              Gold — Canada:  Detour Lake poured its first gold in February 2013. Detour Gold Corporation (“Detour”) announced that it expects to produce 350,000 to 400,000 ounces of gold in 2013 from Detour Lake on which the Corporation has a 2% NSR.  At Hemlo, the Corporation’s NPI on the down dip extension of the mine is expected to benefit from a full year of production as initial capital costs have been recovered. At Timmins West, where the Corporation has a 2.25% NSR, Lake Shore Gold Corp. announced that it expects to produce 120,000 to 135,000 ounces of gold in 2013 and reach its full production rate of 140,000 to 160,000 ounces by the end of 2013.

•              Gold — Australia:  Duketon gold production is expected to increase with Moolart Well being supplemented by a full year of Garden Well production. The operator, Regis Resources Ltd. (“Regis”), has announced plans to add a third operation, Rosemont, later in 2013.

•              Gold — Rest of World:  Palmarejo is expected to remain a significant revenue contributor and Coeur d’Alene Mines Corporation (“Coeur”) has forecasted 2013 gold production of 98,000 to 105,000 ounces. The Corporation’s 50% gold stream over Palmarejo includes an annual minimum provision of 50,000 ounces, payable monthly. At Mine Waste Solutions (“MWS”), the Corporation expects increased stream ounces in 2013 compared to 2012 reflecting fewer expected interruptions under the new ownership of AngloGold Ashanti Limited (“AngloGold Ashanti”). At Tasiast, where the Corporation has a 2% NSR, Kinross Gold Corporation (“Kinross”) has announced that it expects a reduction in its overall production for 2013 citing declining grades. Kinross’ updated pre-feasibility study for a mill expansion is expected in 2013. At Subika, royalty ounces are expected to be higher in 2013 as a full year of production will be earned as Subika surpassed aggregate production hurdles in Q3 2012. At Edikan, where the Corporation has an effective 1.5% NSR, Perseus has announced 2013 gold production guidance of 209,000 to 229,000 ounces.  At Cooke 4 (Ezulwini), the operation resumed production in November 2012 and fewer production interruptions are expected in 2013.

•              PGMs:  Sudbury stream ounces are expected to decline in 2013 as the operator, KGHM International Ltd. (“KGHM”) confirmed its intention to put Podolsky on care and maintenance. In addition, KGHM is expected to continue to focus on mining nickel ore at McCreedy which does not generate payable PGMs attributable to the Corporation. Development is ongoing at Morrison and production is expected to increase in 2013. At Stillwater, 2013 royalty ounces are expected to be consistent with historical levels.

•              Other minerals:  At the Peculiar Knob iron-ore project in South Australia, production has begun and the Corporation expects to receive full-year revenue in 2013.

•              Oil & Gas:  The Corporation expects 2013 revenue to be higher at $55 million to $65 million. This reflects the additional investments in the Weyburn Unit in 2012 offset partly by a price discount for Canadian oil.

In 2013, the Corporation is expecting to receive a total of 215,000 to 235,000 gold equivalent ounces from its mineral assets and $55 to $65 million in revenue from its oil & gas assets. This compares to approximately 230,000 gold equivalent ounces received from mineral assets and $40.9 million in revenue recorded from oil & gas assets in 2012.  Of the 215,000 to 235,000 gold equivalent ounces, the Corporation expects to receive 100,000 to 110,000 gold equivalent ounces in 2013 under its various stream agreements compared with 114,000 ounces in 2012.

Gold equivalent royalty and stream ounces are estimated for gross ounces, and in the case of stream ounces, before the payment of approximately $400 per gold equivalent ounce paid by the Corporation. Platinum and palladium metals have been converted to gold equivalent ounces using commodity prices of $1,600/oz Au, $1,600/oz Pt and $725/oz Pd.  The WTI oil price is assumed to average $90 per barrel with similar high discounts for Canadian oil as experienced in 2012.  2013 guidance assumes the continued steady state of operations from its assets and is also based on the assumptions set out above.

The Company expects to fund approximately $270.0 million in 2013 in connection with its precious metals stream agreement on Cobre Panama. (See Business Developments below). The Company has assumed no material change to the timing of development of the Cobre Panama project should First Quantum Minerals Ltd’s bid for Inmet Mining Corporation (“Inmet”) be successful.

Business Developments

a)             Weyburn Unit Net Royalty Interest

On November 13, 2012, the Company acquired a 11.7% net royalty interest (“NRI”) on the Weyburn Unit for C$400 million from Penn West Petroleum Ltd. and Penn West Petroleum. The acquisition increased the Company’s exposure to the Weyburn Unit, a long-life oil project located in Saskatchewan, and had an effective date of October 1, 2012.

b)             Cobre Panama Precious Metals Stream

On August 20, 2012, the Company and Inmet announced a $1.0 billion precious metals stream on the Cobre Panama copper project (“Cobre Panama”) which is owned 80% by Inmet and 20% by Korea Panama Mining Corp. Under the terms of the agreement, Franco-Nevada has committed to fund $1.0 billion of Inmet’s share of the development costs of Cobre Panama in exchange for the right to purchase the precious metals produced from Cobre Panama. Franco-Nevada’s $1.0 billion deposit will become available once Inmet’s aggregate funding for Cobre Panama has exceeded $1.0 billion, following which Franco-Nevada’s deposit will be drawn on a 1:3 ratio with Inmet’s subsequent funding. Franco-Nevada expects to fund the $1.0 billion in stages with approximately $270.0 million being funded in the second half of 2013.

The amount of gold and silver deliverable under the stream agreement is indexed to copper in concentrate produced from the entire project and approximates 86% of the payable precious metals attributable to Inmet’s 80% ownership. Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price.

c)              MWS and Cooke 4 (Ezulwini)

On July 20, 2012, First Uranium Corporation (“FIU”) sold MWS to AngloGold Ashanti Limited (“AngloGold”) and on August 1, 2012, FIU sold Cooke 4 (Ezulwini) to Gold One International (“Gold One”). AngloGold and Franco-Nevada have agreed that Franco-Nevada will be entitled to receive 25% of all the gold produced through the MWS plant including treatment of any AngloGold tailings until Franco-Nevada has received 312,500 ounces of gold starting January 1, 2012. Franco-Nevada will continue to receive 7% of all gold produced from Cooke 4 (Ezulwini).

d)             Timmins West Royalty and Equity Investment

On February 29, 2012, the Company acquired a 2.25% NSR royalty from Lake Shore Gold Corp. (“Lake Shore”) on the Timmins West Complex located in Ontario for $35.0 million in cash. In addition, the Company acquired 10,050,591 common shares of Lake Shore for C$15.0 million.

e)              Weyburn Unit

On February 23, 2012, the Company acquired an additional 1.15% Weyburn Unit working interest for C$55.5 million, increasing its total working interest in the Weyburn Unit to approximately 2.26%.

f)                Bronzewing NSR

On January 11, 2012, the Company and Navigator (Bronzewing) Pty Ltd amended the terms of the Company’s NSR on the Bronzewing project in Western Australia for a cash payment of Australian $4.5 million. Under the amended terms, the royalty rate of the NSR was increased to 2% and the royalty area was expanded to include all known mineral reserves and mineral resources.

All of the above mentioned acquisitions have been accounted for as asset acquisitions under IFRS.

g)             Credit Facility

On January 23, 2013, the Company replaced its $175.0 million credit facility with a four year $500.0 million revolving term credit facility. The $500.0 million facility is unsecured and is expected to provide increased flexibility for the Company.

i)                Dividend Policy

On November 6, 2012, the Board of Directors of the Company approved a plan to increase the monthly dividend to $0.06 per share effective January 2013. The Company’s annual dividend payments have increased from $0.22 per share in 2008 to $0.72 per share, on an annualized basis, an increase of approximately 227.3%. Shareholders can elect to receive their dividends in Canadian or U.S. dollars.

Selected Financial Information

(in millions of U.S. dollars, except per share amounts)	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Statement of Income (Loss) and Other Comprehensive Income (Loss)
Revenue	$427.0	$411.2	$227.2
Depletion and depreciation	126.7	130.6	88.6
Operating income	138.4	28.0	85.8
Net income (loss)	102.6	(6.8)	62.7
Basic earnings (loss) per share	$0.72	$(0.05)	$0.55
Diluted earnings (loss) per share	$0.71	$(0.05)	$0.55
Dividends declared per share	$0.60	$0.44	$0.37

Adjusted Net Income(1)	$171.0	$136.0	$52.1
Adjusted Net Income(1) per share	$1.19	$1.08	$0.46
Adjusted EBITDA(1)	$347.8	$327.3	$180.0
Adjusted EBITDA(1) per share	$2.43	$2.61	$1.58
Weighted Average Shares Outstanding	143.1	125.4	114.0

Statement of Cash Flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$321.0	$271.1	$145.3
Net cash (used in) provided by investing activities	$(659.3)	$(225.3)	$157.4
Net cash provided by (used in) financing activities	$180.0	$323.7	$(30.1)

	December 31,	December 31,	December 31,
	2012	2011	2010
Statement of Financial Position
Cash and cash equivalents	$631.7	$794.1	$413.9
Short-term investments	148.2	16.7	133.8
Total assets	3,243.9	2,901.0	2,007.0
Deferred income tax liabilities	38.0	23.5	—
Total shareholders’ equity	3,149.1	2,834.2	1,980.6

Working capital(2)	$822.4	$851.1	$572.7
Debt	$ Nil	$ Nil	$ Nil

(1)         Adjusted Net Income and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 19-22 of this MD&A.

(2)         Working capital is a non-IFRS financial measure with no standardized meaning under IFRS. The Company defines working capital as current assets less current liabilities.

Selected quarterly financial information from the Company’s financial statements is set out below: (in millions of U.S. dollars, except per share amounts)(1)

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2012	2012	2012	2012	2011	2011	2011	2011
Revenue	$114.1	$105.2	$102.7	$105.0	$118.5	$113.3	$106.3	$73.1
Cost and expenses	135.9 (2)	50.2	51.2	51.3	226.2 (2)	55.8	61.0	40.1
Operating income (loss)	(21.8)	55.0	51.5	53.7	(107.7)	57.5	45.3	33.0
Other income (expenses)	(0.4)	11.5	(0.3)	5.7	6.8	6.1	0.8	(2.7)
Income tax expense	10.9	14.5	14.3	12.6	4.5	19.5	12.8	9.1
Net income (loss)	(33.1)	52.0	36.9	46.8	(105.4)	44.1	33.3	21.2

Basic earnings (loss) per share	$(0.23)	$0.36	$0.26	$0.33	$(0.80)	$0.35	$0.27	$0.18
Diluted earnings (loss) per share	$(0.23)	$0.35	$0.25	$0.33	$(0.80)	$0.34	$0.26	$0.18

Adjusted Net Income(3)	47.0	45.3	35.1	43.6	40.8	39.8	33.2	22.1
Adjusted Net Income(3) per share	$0.32	$0.31	$0.24	$0.31	$0.31	$0.31	$0.26	$0.19
Adjusted EBITDA(3)	93.7	86.2	82.5	85.4	94.2	92.2	82.6	58.4
Adjusted EBITDA(3) per share	$0.65	$0.59	$0.57	$0.61	$0.72	$0.73	$0.65	$0.50

(1)         Due to rounding, amounts may not calculate.

(2)         Includes impairment charges on royalty, stream, working interests and investments.

(3)         Adjusted Net Income and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 19-22 of this MD&A.

Overview of Financial Performance

Commodity Prices

The market prices of gold and PGMs are the primary drivers of the Company’s profitability and its ability to generate free cash flow for shareholders. The prices of gold and PGMs are subject to volatile price movements over short periods of time and are affected by numerous industry and macroeconomic factors that are beyond the Company’s control. Gold price volatility remained high in 2012, with the price ranging from $1,540 per ounce to $1,792 per ounce (based on the London PM Fixed quoted prices). The average market price for the year of $1,669 per ounce was an all-time record high and represented an increase of 6.4% over 2011. Gold has continued to attract investor interest through its role as a safe haven investment and store of value. Ongoing concerns over global economic growth, geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects and continuing accommodative monetary policies put in place by many of the world’s central banks has resulted in the significant volatility of the price of gold experienced in 2012.

Three months ended December 31, 2012

87.4% of the Company’s revenue was generated by precious metals in the three month period. The average gold price was $1,719 per ounce for the fourth quarter, a 2.0% increase over the average gold price for the comparable period of 2011 of $1,686 per ounce. Platinum and palladium prices averaged $1,603 and $654 per ounce, respectively, for the fourth quarter of 2012 which represented increases of 4.5% and 4.0%, respectively, over the average prices for the fourth quarter of 2011. Oil prices averaged $84 per barrel compared to $97 in the fourth quarter of 2011.

Twelve months ended December 31, 2012

For 2012, the average gold price was $1,669 per ounce compared with $1,569 per ounce for 2011, an increase of 6.4%. Platinum and palladium averaged $1,552 and $645 per ounce, respectively, which represented decreases of 9.8% and 12.1%, respectively, over the average prices for 2011 of $1,720 and $733 per ounce, respectively. Oil prices averaged $86 per barrel in 2012 compared to $95 per barrel in 2011.

Average Commodity Prices and Foreign Exchange Rates

	Three months ended December 31,
	2012	2011	2010
Gold/oz(1)	1,719	$1,686	$1,367
Platinum/oz(1)	1,603	$1,533	$1,696
Palladium/oz(1)	654	$629	$676
Oil/bbl(2)	84	$97	$81
1C$ = U.S.$(3)	1.0088	$0.9902	$0.9874

	Year ended December 31,
	2012	2011	2010
Gold/oz(1)	$1,669	$1,569	$1,225
Platinum/oz(1)	$1,552	$1,720	$1,610
Palladium/oz(1)	$645	$733	$526
Oil/bbl(2)	$86	$95	$78
1C$ = U.S.$(3)	$1.0004	$1.0151	$0.9712

(1)         London PM Fix - U.S.$

(2)         Canadian Par Average (40 API) C$

(3)         Average Bank of Canada noon rates in U.S.$

Currency exchange rates

The Company’s performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the U.S. dollar. The largest exposure the Company has is with respect to the Canada/U.S. dollar exchange rate as the Company holds a significant amount of its assets in Canada and reports its results in U.S. dollars.

The effect of this volatility in these currencies against the U.S. dollar impacts the Company’s corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in its Canadian and Australian entities due to their respective functional currencies.

Three months ended December 31, 2012

The Canadian dollar experienced volatility against the U.S. dollar during the three months ended December 31, 2012, trading in a range of $0.9972 to $1.0243 compared to $0.9430 to $1.0065 for the comparable period of 2011. For the 2012 period, the Australian dollar traded in a range of $1.0186 to $1.0555 against the U.S. dollar compared to $0.9452 to $1.0706 for 2011.

Twelve months ended December 31, 2012

For 2012, the Canadian dollar traded in a range of $0.9599 to $1.0299 compared with $0.9430 and $1.0583 for 2011. The Australian dollar traded between $0.9689 and $1.0805 for 2012 and $0.9452 and $1.1025 for 2011.

Net Income (Loss)

Three Months 2012 to Three Months 2011

Net loss for the three months ended December 31, 2012 was $33.1 million, or $0.23 per share, compared with a net loss of $105.4 million, or $0.80 per share, for the three months ended December 31, 2011. The reduction in the net loss was driven primarily by (i) lower impairment charges in 2012 than 2011; (ii) lower costs of sales; and (iii) lower other expenses, partially offset by higher income tax expense and foreign exchange losses and other and lower revenue and gains on the sale of investments.

Net Income (Loss) Reconciliation - Q4 2011 to Q4 2012

(millions of U.S. dollars)

Adjusted Net Income for the three months ended December 31, 2012 was $47.0 million, or $0.32 per share, compared with an Adjusted Net Income of $40.8 million, or $0.31 per share, for the three months ended December 31, 2011. The increase in net income was driven primarily by (i) lower income tax expense in 2012 than 2011; (ii) lower costs of sales; and (iii) lower other expenses, partially offset by lower revenue in 2012 than 2011.

Adjusted Net Income Reconciliation - Q4 2011 to Q4 2012

(millions of U.S. dollars)

Fiscal 2012 to Fiscal 2011

Net income for the year ended December 31, 2012 was $102.6 million, or $0.72 per share, compared with a net loss of $6.8 million, or $0.05 per share, for the year ended December 31, 2011. The increase in net income was driven primarily by lower impairment charges recorded in 2012, higher revenue, higher foreign exchange gains and mark-to-market charges on warrants held, higher finance income due to higher cash balances in 2012, partially offset by lower gains on the sale of investments and a one-time recording of a gain on acquisition of Gold Wheaton in 2011 and lower income tax expense.

Net Income (Loss) Reconciliation - 2011 to 2012

(millions of U.S. dollars)

Adjusted Net Income for the year ended December 31, 2012 was $171.0 million, or $1.19 per share, compared with Adjusted Net Income of $136.0 million, or $1.08 per share, for the year ended December 31, 2011. The increase in Adjusted Net Income was driven primarily by higher revenue, higher interest income, lower costs of sales, lower income tax expense, lower depletion and lower other expenses.

Adjusted Net Income Reconciliation - 2011 to 2012

(millions of U.S. dollars)

Revenue

Revenue for the three and twelve months ended December 31, 2012 was $114.1 million and $427.0 million, respectively. This compares to $118.5 million and $411.2 million for the three and twelve months ended December 31, 2011. Revenue for the three and twelve months ended December 31, 2012 and 2011, respectively, was comprised of the following:

		Three Months	Three Months	Year	Year
		Ended	Ended	Ended	Ended
(in millions of U.S. dollars)		December 31,	December 31,	December 31,	December 31,
Property	Interest	2012	2011	2012	2011
Gold - United States
Goldstrike	NSR/NPI 2-4%/2.4-6%	$19.4	$9.0	$55.7	$45.0
Gold Quarry	NSR 7.29%	4.1	5.8	18.6	17.9
Marigold	NSR/GR 1.75-5%/0.5-4%	3.2	3.5	10.9	10.3
Bald Mountain	NSR/GR 0.875-5%	1.5	1.9	8.8	3.9
Mesquite	NSR 0.5-2%	0.8	1.2	3.9	4.8
Hollister	NSR 3-5%	1.0	1.1	3.2	5.0
Other		0.1	0.2	0.6	0.5

Gold - Canada
Sudbury	Stream 50%	3.9	4.0	15.4	14.3
Golden Highway	NSR 2-15%	4.3	3.8	14.3	10.8
Musselwhite	NPI 5%	1.7	5.1	6.3	5.1
Hemlo	NSR/NPI 3%/50%	3.3	0.5	7.5	1.4
Timmins West	NSR 2.25%	0.7	—	2.0	—
Other		0.2	1.0	0.5	0.8

Gold - Australia
Duketon	NSR 2%	1.9	1.0	5.3	3.1
Henty	GR 1/10%	0.2	1.7	2.7	4.5
South Kalgoorlie	NSR/GR 1.75%	0.4	0.2	1.3	0.9
Bronzewing	NSR 2%	0.6	0.2	2.3	0.9
Other		—	—	—	0.1

Gold - Rest of World
Palmarejo	Stream 50%	21.5	29.2	96.0	101.9
MWS	Stream 25%	6.2	10.5	33.0	32.3
Cooke 4 (Ezulwini)	Stream 7%	0.2	8.1	3.3	27.3
Tasiast	NSR 2%	1.3	1.3	6.4	2.8
Subika	NSR 2%	2.2	—	3.2	—
Cerro San Pedro	GR 1.95%	1.2	1.4	5.5	5.9
Edikan	NSR 1.5-3%	1.4	1.5	5.1	1.5
North Lanut	NSR 4%	0.9	0.8	2.6	2.8
Other		2.2	2.0	6.2	3.0
		84.4	95.0	320.6	306.8
PGMs
Stillwater	NSR 5%	3.7	3.9	17.3	23.1
Sudbury	Stream 50%	11.3	10.0	43.1	40.4
Pandora	NPI 5%	0.3	0.4	0.3	0.4
		15.3	14.3	60.7	63.9
Other Minerals
Mt Keith	NPI/GR 0.25%/0.375%	0.4	0.5	2.2	3.8
Other		1.0	0.3	2.6	1.8
		1.4	0.8	4.8	5.6
Oil & Gas
Weyburn Unit	11.7% NRI, ORR 0.44%, WI 2.26%	8.9	3.2	25.0	12.3
Midale Unit	ORR 1.14%, WI 1.59%	1.2	1.0	4.2	4.1
Edson	ORR 15%	1.1	1.7	3.9	7.7
Other	Various	1.8	2.5	7.8	10.8
		13.0	8.4	40.9	34.9
Revenue		$114.1	$118.5	$427.0	$411.2

Revenue for the three and twelve months ended December 31, 2012 and 2011 is presented by commodity, location and type of interest below:

	Revenue
	For the three months ended December 31,				For the twelve months ended December 31,
(in millions of U.S. dollars)	2012		2011		2012		2011
	$	%	$	%	$	%	$	%
Commodity
Gold	$84.4	74.0	95.0	80.2	320.6	75.1	306.8	74.6
PGM	15.3	13.4	14.3	12.1	60.7	14.2	63.9	15.5
Other Minerals	1.4	1.2	0.8	0.6	4.8	1.1	5.6	1.4
Oil & Gas	13.0	11.4	8.4	7.1	40.9	9.6	34.9	8.5
	$114.1	100.0	118.5	100.0	427.0	100.0	411.2	100.0
Location
United States	$34.1	29.9	26.7	22.5	120.0	28.1	111.6	27.1
Canada	38.4	33.6	32.8	27.7	130.2	30.5	107.7	26.2
Australia	4.2	3.7	3.8	3.2	15.1	3.5	13.9	3.4
International - Mexico	22.7	19.9	30.6	25.9	101.6	23.8	107.8	26.2
International - Other	14.7	12.9	24.6	20.7	60.1	14.1	70.2	17.1
	$114.1	100.0	118.5	100.0	427.0	100.0	411.2	100.0
Type
Revenue-based	$50.7	44.4	44.3	37.4	179.0	41.9	152.3	37.0
Streams	43.0	37.7	61.9	52.2	190.9	44.7	216.1	52.6
Profit-based	15.2	13.3	9.4	7.9	41.8	9.8	30.8	7.5
Working interests/other	5.2	4.6	2.9	2.5	15.3	3.6	12.0	2.9
	$114.1	100.0	118.5	100.0	427.0	100.0	411.2	100.0

The Company’s revenue is generated from various forms of agreements, ranging from NSRs, streams, NPIs, working interests and other. For definitions of the various types of agreements, please refer to the Company’s Annual Information Form filed on SEDAR at www.sedar.com or the Company’s Form 40-F filed on EDGAR at www.sec.gov.

Fourth Quarter 2012 to Fourth Quarter 2011

In the fourth quarter of 2012, revenue continues to be earned from royalty and stream interests in lower risk countries with 87.1% of revenue being generated from assets located in North America and Australia.

Gold Revenue

Gold revenue decreased to $84.4 million in the fourth quarter of 2012 compared to $95.0 million for the comparable period. The decrease is attributable to lower revenue from (i) Palmarejo which had lower production levels; (ii) Cooke 4 (Ezulwini) which did not benefit from minimum payment provisions in 2012 as they ceased at the end of 2011; (iii) MWS where labour strikes shutdown production for a portion of the quarter; and (iii) Musselwhite due to a one-time payment recorded in 2011 received for the settlement of outstanding issues. These decreases were partially offset by higher revenues earned from (i) Goldstrike as throughput increased in the 4th quarter of 2012 as maintenance activities at the roaster and autoclave facilities were completed earlier in the year; (ii) Hemlo as NPI payout thresholds were surpassed earlier in 2012; and (iii) a slightly higher average gold price.

The Company saw growth of 32.6% in gold revenue from its U.S. assets which generated $30.1 million in the fourth quarter of 2012 compared to $22.7 million in the fourth quarter of 2011. The increase was mainly due to higher production at Goldstrike ($10.4 million) which was partially offset by lower revenue from other U.S. assets due to lower production volumes.

Gold revenue from Canadian assets generated $14.1 million in the quarter with the greatest contributions coming from the Company’s Golden Highway assets ($4.3 million) operated by St Andrew Goldfields Ltd. (“St Andrews”) and Sudbury ($3.9 million) operated by KGHM International.

International assets generated $37.1 million in the three months ended December 31, 2012 compared to $54.8 million in the fourth quarter of 2011. The decrease of $17.7 million was attributable to (i) Cooke 4 (Ezulwini) ($7.9 million) as the minimum stream provisions ceased at the end of 2011; (ii) Palmarejo ($7.7 million) due to lower production; and (iii) MWS ($4.3 million) which was negatively impacted by labour strikes in the quarter. These decreases were partially offset by revenue generated from Subika ($2.2 million), a 2010 acquisition.

PGM Revenue

PGM revenue increased to $15.3 million for the three months ended December 31, 2012 compared with $14.3 million for the same period of the prior year which was attributable to higher average PGM prices in the period.

Oil & Gas Revenue

Oil & gas revenue was $13.0 million for the fourth quarter for 2012 compared with $8.4 million for the same period of 2011. The increase is due to higher revenue from the Weyburn unit due to the acquisition of the NRI in the fourth quarter of 2012.

Fiscal 2012 to Fiscal 2011

Gold Revenue

Gold revenue grew to $320.6 million in 2012 compared to $306.8 million for 2011, an increase of 4.5%. This increase is attributable to higher revenue from the Company’s assets in the U.S. ($14.3 million), Canada ($13.6 million) and Australia ($2.1 million) partially offset by lower revenue from international assets ($16.2 million).

The most significant movement in gold revenue came from the U.S. assets which increased by $14.3 million, or 16.4%. The increase was attributable to Goldstrike ($10.7 million) and Bald Mountain ($4.9 million) partially offset by other U.S. assets ($1.3 million).

The Company’s Canadian assets generated $46.0 million in 2012 compared to $32.4 million in 2011, an increase of 42.0%. The growth was mainly attributable to Hemlo ($6.1 million) as the NPI began generating revenue earlier in 2012, Golden Highway ($3.5 million) located in Timmins, Ontario and operated by St Andrews and Timmins West ($2.0 million), a 2012 acquisition.

Australian assets earned $11.6 million in gold revenue in 2012 compared with $9.5 million in 2011. Growth was attributable to higher production from Duketon, Bronzewing and South Kalgoorlie partially offset by lower production at Henty. The Company added to its Bronzewing royalty in early 2012 as discussed under Business Developments above.

The international gold assets contributed $161.3 million to gold revenue for the year, a decrease of $16.2 million over 2011. Cooke 4 (Ezulwini) generated $24.0 million less gold revenue in 2012 due to the expiry at the end of 2011 of minimum stream payments. In addition, lower production at Palmarejo, Cerro San Pedro and North Lanut resulted in revenue decreases of $5.9 million, $0.4 million and $0.2 million, respectively, from those assets. These decreases were partially offset by higher revenue from Tasiast ($3.6 million) due to higher production, Edikan ($3.6 million), a recent acquisition, and Subika ($3.2 million) where operations surpassed an aggregate production threshold earlier in 2012 and other assets ($3.9 million).

PGM Revenue

PGM revenue decreased to $60.7 million for 2012 compared with $63.9 million for 2011. Average lower PGM prices and lower production at Stillwater partially offset by higher production from the Sudbury assets were the main causes for the lower PGM revenue.

Oil & Gas Revenue

Oil & gas revenue was $40.9 million and $34.9 million, respectively, for the years ended December 31, 2012 and 2011. The increase is due to higher revenue from the Weyburn unit as the Company added to its Weyburn interest in 2012, as described above under Business Developments, which was partially offset by lower average oil & gas prices in 2012.

Costs and Expenses

Fourth Quarter 2012 to Fourth Quarter 2011

Costs and expenses for the three months ended December 31, 2012 were $135.9 million compared to $226.2 million in the three months ended December 31, 2011. The following table provides a list of the costs and expenses incurred by the Company for the three months ended December 31, 2012 and 2011.

	Three months ended December 31,
(in millions of U.S. dollars)	2012	2011	Variance
Costs of sales	$13.7	$17.4	$(3.7)
Depletion and depreciation	32.8	33.2	(0.4)
Corporate administration	5.8	5.6	0.2
Business development	0.9	1.3	(0.4)
Impairment of investments	8.6	17.5	(8.9)
Impairment of royalty, stream and working interests	74.1	151.2	(77.1)
	$135.9	$226.2	$(90.3)

Costs of sales, which comprises the cost of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $13.7 million for the fourth quarter of 2012 compared with $17.4 million for the fourth quarter of 2011. The decrease of $3.7 million is attributable to (i) lower cost of stream sales of $4.6 million due to lower production from the international stream assets, including Cooke 4 (Ezulwini), Palmarejo and MWS; partially offset by higher (i) oil & gas production taxes and operating costs of $0.5 million due to the acquisition of an additional Weyburn Unit working interest acquired in 2012 and (ii) Nevada net proceeds taxes of $0.4 million due to higher revenue from Goldstrike.

Depletion and depreciation totaled $32.8 million and $33.2 million for the three months ended December 31, 2012 and 2011, respectively. The decrease in depletion of $0.4 million is primarily due to lower depletion on Cooke 4 (Ezulwini) ($2.2 million), Gold Quarry ($1.4 million) and Palmarejo ($1.0 million); partially offset by increased depletion on the Company’s oil & gas assets ($1.6 million), Goldstrike ($1.6 million) and the Sudbury assets ($1.0 million).

Corporate administration increased to $5.8 million in the fourth quarter of 2012 from $5.6 million for the same period of the prior year. The increase is due to higher compensation expense of $1.2 million; partially offset by lower (i) NYSE fees of $0.4 million as the Company incurred initial registration fees with respect to the commencement of trading on the NYSE in September of 2011; (ii) stock-based compensation expense of $0.3 million; and (iii) other expenses of $0.3 million.

Business development expenses were $0.9 million and $1.3 million for the three months ended December 31, 2012 and 2011, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Impairment of royalty, stream and working interests were $74.1 million for the three months ended December 31, 2012. The impairment charges were the result of an impairment analysis completed at the end of 2012 due to the presence of impairment indicators on the Company’s Arctic Gas exploration assets. In 2011, the Company recorded an impairment of $151.2 million on Ezulwini, Podolsky and certain exploration assets.

The Company determined that indications of impairment were evident following the announcement by Suncor energy Inc. (“Suncor”) of an impairment of its Arctic Gas interests in the fourth quarter of 2012, citing future development uncertainty. Suncor is the largest single interest holder in the Arctic Gas assets. The Company completed an impairment assessment and determined that the fair value less costs to sell its Arctic Gas interests was lower than the carrying value, prior to taking an impairment charge. An independent oil & gas reserve evaluation firm was retained to provide an evaluation of the Company’s Arctic Gas interests. A discounted cash flow model was used in determining fair value which took into consideration the development of the Arctic Gas fields using a LNG facility and ice-breaking LNG tankers, estimated annual production based on the known reserve and the future estimated natural gas prices.

The impairment analysis resulted in an impairment charge of $74.1 million on the Arctic Gas assets.

Key assumptions and sensitivity

The key assumptions used in determining the recoverable amount for the Arctic Gas assets are long-term natural gas prices and discount rates. The Company performed a sensitivity analysis on the key assumptions as described below. No reasonable change in the other key assumptions would have a significant impact on the recoverable amount of Arctic Gas assets. Management determined these estimates using the fair value less cost to sell approach which is deemed greater than the assets’ value in use.

The table below shows the impairment amounts when certain key assumptions are changed, in isolation, by 10% for long-term natural gas prices or 5% to the discount rate.

Key assumptions	Arctic Gas
Impairment recorded in statement of income (loss)	$74.1
Impairment recorded if, in isolation, a 10% change in long-term natural gas prices or a 5% change to the discount rate:
Long-term natural gas prices(a) increase by 10%	66.5
Long-term natural gas prices(a) decrease by 10%	77.4
Discount rate(b) increased to 20%	77.4
Discount rate(b) decreased to 10%	42.6

(a)         Natural gas prices

Projected future revenue reflects the Company’s estimates of future natural gas prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices.

For 2012, the impairment analysis used a long-term natural gas price of C$3.60/Mcf.

(b)         Discount rates

For 2012, the impairment analysis used a 15% discount rate for Arctic Gas taking into account market view for evaluating oil & gas assets and the risk associated with the Arctic Gas assets.

Impairment of investments was $8.6 million in the fourth quarter of 2012 due to certain investments which have experienced a significant or prolonged decline in fair value (2011 - $17.5 million).

Other Income/Expenses

Other income/expenses comprise foreign exchange gains and losses, mark-to-market adjustments on the fair value of warrants held by the Company and gains and losses from the sale of gold where settlement of the royalty/stream obligation is taken in kind from the operators.

Other expenses for the three months ended December 31, 2012 were $1.6 million compared to other income of $5.6 million in the three months ended December 31, 2011. The following table provides a list of the other income/expenses incurred by the Company for the three months ended December 31, 2012 and 2011.

	Three months ended December 31,
(in millions of U.S. dollars)	2012	2011	Variance
Foreign exchange gain	$0.2	$0.6	$(0.4)
Mark-to-market gain (loss) on warrants	(1.6)	3.0	(4.6)
Loss on sale of gold	(0.2)	—	(0.2)
Gain on sale of investments	—	2.0	(2.0)
	$(1.6)	$5.6	$(7.2)

Foreign exchange gains include foreign exchange movements related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and intercompany loans, held in the parent Company, which are denominated in either U.S. dollars or Mexican pesos. The parent Company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

Foreign exchange loss and other expenses were $1.6 million in the fourth quarter of 2012 (2011 - gain of $5.6 million) which was comprised of $0.2 million related to foreign exchange gains on intercompany debt securities (2011 - $0.6 million), $1.6 million related to the mark-to-market losses related to publicly-traded warrants held (2011 - gain of $3.0 million) and loss on the sale of gold of $0.2 million (2011 - Nil). In 2011, the Company recorded $2.0 million in gains on the sale of certain investments in the open market.

Finance Costs and Finance Income

For the quarter ended December 31, 2012, finance income was $1.4 million (2011 - $1.4 million) which was earned on the Company’s cash equivalents and/or short-term investments. Finance costs consist of the costs of maintaining the Company’s credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.

For the quarter ended December 31, 2012, standby fees were $0.1 million (2011 - $0.2 million) and amortization of issuance costs were $0.1 million (2011- $0.1 million).

Income Taxes

For the quarter ended December 31, 2012, the Company had an income tax expense of $10.9 million (2011 - $4.5 million). This is comprised of a current income tax expense of $11.4 million (2011 - $18.8 million) and a deferred income tax recovery of $0.5 million (2011 - recovery of $14.3 million) related to the Company’s Canadian and Mexican entities partially offset by deferred income tax recoveries in Australia, Barbados and the U.S. The Company’s effective tax rate decreased in the fourth quarter of 2012 as a result of an impairment charge recorded in 2012 for which no deferred taxes were recognized.

Fiscal 2012 to Fiscal 2011

Costs and expenses for 2012 were $288.6 million compared to $383.2 million for 2011. The following table provides a list of the costs and expenses incurred by the Company for 2012 and 2011.

(in millions of U.S. dollars)	2012	2011	Variance
Costs of sales	$59.2	$63.3	$(4.1)
Depletion and depreciation	126.7	130.6	(3.9)
Impairment of investments	8.6	17.5	(8.9)
Impairment of royalty, stream and working interests	74.1	151.2	(77.1)
Corporate administration	17.4	18.0	(0.6)
Business development	2.6	2.6	—
	$288.6	$383.2	$(94.6)

Costs of sales, which comprises the cost of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $59.2 million for the year compared with $63.3 million for 2011. The decrease of $4.1 million is attributable to lower (i) cost of stream sales ($7.7 million) due to lower stream ounces from the international assets; and (ii) Montana net proceeds taxes ($0.4 million) due to lower revenue from Stillwater; partially offset by higher (i) oil & gas production taxes and operating costs ($3.3 million) due to the additional Weyburn Unit working interest acquired in 2012; and (ii) Nevada net proceeds taxes ($0.7 million) on the Company’s Nevada assets.

Depletion and depreciation totaled $126.7 million and $130.6 million for 2012 and 2011, respectively. Depletion for 2012 was lower due to (i) Cooke 4 (Ezulwini) ($5.2 million) due to lower revenue as minimum payment provisions ceased at the end of 2011; (ii) Stillwater ($2.8 million) due to lower production and average prices; (iii) oil & gas assets ($2.5 million); partially offset by higher depletion on (i) MWS ($4.7 million); and (ii) other assets ($1.9 million).

Corporate administration decreased to $17.4 million in 2012 from $18.0 million for 2011. The decrease of $0.6 million is due to lower (i) stock-based compensation ($1.6 million); and (ii) TSX and NYSE filing fees ($0.5 million); partially offset by higher (i) compensation expense ($1.6 million) due to an increase in overall head count; and (ii) other expenses ($0.1 million).

Business development expenses were $2.6 million for each of 2012 and 2011. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Other Income/Expenses

Other income for 2012 was $8.0 million compared to $9.1 million in 2011. The following table provides a list of the other income incurred by the Company for the years ended December 31, 2012 and 2011.

(in millions of U.S. dollars)	2012	2011	Variance
Foreign exchange gain (loss)	$0.1	$(3.1)	$3.2
Mark-to-market gain on warrants	8.2	—	8.2
Loss on sale of gold	(0.3)	—	(0.3)
Loss from equity investee	—	(1.7)	1.7
Gain on sale of investments	—	8.2	(8.2)
Gain on acquisition of Gold Wheaton	—	5.7	(5.7)
	$8.0	$9.1	$(1.1)

Foreign exchange gains and other income was $8.0 million for 2012 (2011 - $9.1 million) which was comprised of $0.1 million related to foreign exchange gains on intercompany debt securities (2011 - loss of $3.1 million), $8.2 million related to the mark-to-market gains related to publicly-traded warrants held by Gold Wheaton (2011 - Nil) and loss on the sale of gold of $0.3 million (2011 - Nil). In 2011, the Company recorded a gain on the acquisition of Gold Wheaton of $5.7 million which occurred on March 14, 2011, a loss from an equity investee of $1.7 million in connection with the acquisition of Gold Wheaton and a gain on the sale of available-for-sale investments of $8.2 million.

Finance Costs and Finance Income

For the year ended December 31, 2012, finance income was $9.6 million (2011 - $4.3 million) which was earned on the Company’s cash equivalents and/or short-term investments. For 2012, standby fees were $0.6 million (2011 - $0.9 million) and amortization of issuance costs were $0.5 million (2011- $0.4 million). In 2011, the Company restructured its credit facility and expensed $0.9 million related to the previous facility and incurred $0.1 million in interest related to the acquisition of Gold Wheaton on March 14, 2011.

Income Taxes

For the year ended December 31, 2012, the Company had an income tax expense of $52.3 million (2011 - $45.9 million). This is comprised of a current income tax expense of $38.3 million (2011 - $51.0 million) from the Company’s U.S., Mexican and Australian entities partially offset by an income tax recovery in Canada; and a deferred income tax expense of $14.0 million (2011 - recovery of $5.1 million) related to the Company’s Canadian and the U.S. entities partially offset by deferred income tax recoveries in Mexico, Barbados and Australia. The Company’s effective tax rate decreased to 33.8% (2011 - 117.4%) which is attributable to lower impairment charges being recorded in 2012 with no associated deferred taxes being recorded.

Non-IFRS Financial Measures - EBITDA, Adjusted EBITDA and Adjusted Net Income

Adjusted EBITDA for the three and twelve months ended December 31, 2012 and 2011 is presented by commodity, location and type of interest below:

	Adjusted EBITDA
For the three months ended December 31,		2012		2011
(in millions of U.S. dollars)	$	%	$	%
Commodity
Gold	$70.6	75.3	$76.1	80.8
PGM	11.3	12.1	10.7	11.4
Other	10.5	11.2	0.7	0.7
Oil & Gas	1.3	1.4	6.7	7.1
	$93.7	100.0	$94.2	100.0
Location
United States	$30.4	32.4	$23.8	25.2
Canada	30.6	32.7	26.2	27.8
Australia	4.0	4.2	3.6	3.8
International - Mexico	16.4	17.5	22.0	23.4
International - Other	12.3	13.2	18.6	19.8
	$93.7	100.0	$94.2	100.0
Type
Revenue-based	$45.5	48.6	$39.8	42.3
Streams	30.2	32.2	43.4	46.1
Profit-based	13.6	14.5	8.6	9.1
Working interests and other	4.4	4.7	2.4	2.5
	$93.7	100.0	$94.2	100.0

	Adjusted EBITDA
For the twelve months ended December 31,		2012		2011
(in millions of U.S. dollars)	$	%	$	%
Commodity
Gold	$265.3	76.3	$243.0	74.2
PGM	46.6	13.4	50.1	15.3
Other	4.5	1.3	5.3	1.6
Oil & Gas	31.4	9.0	28.9	8.9
	$347.8	100.0	$327.3	100.0
Location
United States	$108.1	31.1	$100.4	30.7
Canada	102.6	29.5	85.3	26.1
Australia	14.3	4.1	13.2	4.0
International - Mexico	74.1	21.3	76.4	23.4
International - Other	48.7	14.0	52.0	15.8
	$347.8	100.0	$327.3	100.0
Type
Revenue-based	$160.9	46.2	$137.5	42.0
Streams	137.2	39.4	151.9	46.4
Profit-based	37.8	10.9	27.9	8.5
Working interests and other	11.9	3.5	10.0	3.1
	$347.8	100.0	$327.3	100.0

EBITDA and EBITDA per share

EBITDA and EBITDA per share are non-IFRS financial measures, which excludes the following from net income and earnings per share (“EPS”):

•                  Income tax expense;

•                  Finance costs;

•                  Finance income; and

•                  Depletion and depreciation.

Management believes that EBITDA and EBITDA per share are valuable indicators of the Company’s ability to generate liquidity by producing operating cash flow to (i) fund working capital needs; (ii) service working interest capital requirements; (iii) fund acquisitions; and (iv) fund dividend payments. Management uses EBITDA and EBITDA per share for this purpose. EBITDA is frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor of an “EBITDA multiple” that is based on observed or an inferred relationship between EBITDA and market valuations to determine the approximate total enterprise value of a company.

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which excludes the following from net income and EPS:

•                  Income tax expense;

•                  Finance costs;

•                  Finance income;

•                  Foreign exchange gains/losses and other expenses;

•                  Gains and losses on the sale of investments;

•                  Income and losses from equity investees;

•                  Impairment charges related to royalty, stream and working interests and investments; and

•                  Depletion and depreciation.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which excludes the following from net income and EPS:

•                  Foreign exchange gains/losses and other expenses;

•                  Gains and losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and nonrecurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-IFRS financial measures enables investors and analysts to better understand the underlying operating performance of our business through the eyes of management. Management periodically evaluates the components of these non-IFRS financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by analysts and other royalty/stream companies.

EBITDA, EBITDA per share, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, EBITDA per share, Adjusted EBITDA and Adjusted EBITDA per share exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, EBITDA per share, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted Net Income and Adjusted Net Income per share differently.

Non-IFRS Financial Measures - Reconciliation

Below are reconciliations of Net Income to EBITDA, EPS to EBITDA per share, Net Income to Adjusted EBITDA, EPS to Adjusted EBITDA per share, Net Income to Adjusted Net Income and EPS to Adjusted Net Income per share for the three and twelve months ended December 31, 2012 and 2011, respectively:

	Three months ended		Year ended
	December 31,		December 31,
(in millions except per share amounts)	2012	2011	2012	2011
Net Income (Loss)	$(33.1)	$(105.4)	$102.6	$(6.8)
Income tax expense	10.9	4.5	52.3	45.9
Finance costs	0.2	0.2	1.1	2.3
Finance income	(1.4)	(1.4)	(9.6)	(4.3)
Depletion and depreciation	32.8	33.2	126.7	130.6
EBITDA	$9.4	$(68.9)	$273.1	$167.7
Earnings (loss) per share	$(0.23)	$(0.80)	$0.72	$(0.05)
Income tax expense	0.07	0.04	0.36	0.36
Finance costs	—	—	0.01	0.02
Finance income	(0.01)	(0.01)	(0.07)	(0.03)
Depletion and depreciation	0.23	0.25	0.89	1.04
EBITDA per share	0.06	(0.52)	1.91	1.34
Basic Weighted Average Shares Outstanding	145.3	131.3	143.1	125.4
Net Income (Loss)	$(33.1)	$(105.4)	$102.6	$(6.8)
Income tax expense	10.9	4.5	52.3	45.9
Finance costs	0.2	0.2	1.1	2.3
Finance income	(1.4)	(1.4)	(9.6)	(4.3)
Depletion and depreciation	32.8	33.2	126.7	130.6
Impairment on royalty/stream/working interests	74.1	151.2	74.1	151.2
Impairment on investments	8.6	17.5	8.6	17.5
Foreign exchange gains/losses and other expenses	1.6	(3.6)	(8.0)	3.1
Loss from equity investee	—	—	—	1.7
Gain on investments	—	(2.0)	—	(13.9)
Adjusted EBITDA	$93.7	$94.2	$347.8	$327.3
Earnings (loss) per share	$(0.23)	$(0.80)	$0.72	$(0.05)
Income tax expense	0.08	0.04	0.36	0.36
Finance costs	—	—	0.01	0.02
Finance income	(0.01)	(0.01)	(0.07)	(0.03)
Depletion and depreciation	0.23	0.25	0.89	1.04
Impairment on royalty/stream/working interests	0.51	1.15	0.52	1.21
Impairment on investments	0.06	0.13	0.06	0.14
Foreign exchange gains/losses and other expenses	0.01	(0.03)	(0.06)	0.02
Loss from equity investee	—	—	—	0.01
Gain on investments		(0.01)	—	(0.11)
Adjusted EBITDA per share	$0.65	$0.72	$2.43	$2.61

Continued...

	Three months ended December 31,		Year ended December 31,
(in millions except per share amounts)	2012	2011	2012	2011
Net Income (Loss)	$(33.1)	$(105.4)	$102.6	$(6.8)
Foreign exchange (gain) loss and other expenses, net of income tax	(0.5)	(0.3)	(0.1)	2.9
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	—	(1.2)	—	(20.0)
Mark-to-market changes on derivative, net of income tax	1.4	(2.1)	(7.2)	—
Loss from equity investee, net of income tax	—	—	—	1.7
Impairment of stream/royalty/working interests, net of income tax	74.1	130.2	74.1	130.2
Impairment of investments, net of income tax	7.6	15.1	7.6	15.1
Transaction costs of Gold Wheaton, net of income tax	—	—	—	7.8
Foreign withholding taxes	—	4.5	(3.5)	4.5
One-time deferred tax recovery charge	(2.5)	—	(2.5)	—
Credit facility costs written off, net of income tax	—	—	—	0.6
Adjusted Net Income	$47.0	$40.8	$171.0	$136.0
Earnings (loss) per share	$(0.23)	$(0.80)	$0.72	$(0.05)
Foreign exchange (gain) loss and other expenses, net of income tax	—	—	—	0.02
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	—	(0.01)	—	(0.16)
Mark-to-market changes on derivative, net of income tax	0.01	(0.02)	(0.05)	—
Loss from equity investee, net of income tax	—	—	—	0.01
Impairment of stream/royalty/working interests, net of income tax	0.51	0.99	0.52	1.04
Impairment of investments, net of income tax	0.05	0.12	0.04	0.12
Transaction costs of Gold Wheaton, net of income tax	—	—	—	0.06
Foreign withholding taxes		0.03	(0.02)	0.04
One-time deferred tax recovery charge	(0.02)	—	(0.02)	—
Credit facility costs written off, net of income tax	—	—	—	—
Adjusted Net Income per share	$0.32	$0.31	$1.19	$1.08

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $84.2 million and $74.8 million for the three months ended December 31, 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011, cash provided by operating activities before changes in non-cash assets and liabilities was $321.0 million and $271.1 million, respectively. The increase was attributable to higher revenues earned in 2012 compared to 2011.

Investing Activities

Net cash used in investing activities during the three months ended December 31, 2012 was $381.9 million compared with net cash provided by $19.4 million for the three months ended December 31, 2011. Cash was used primarily for the purchase of the Weyburn unit NRI in the fourth quarter of 2012. For the year ended December 31, 2012 and 2011, net cash used in investing activities was $659.3 million and $225.3 million, respectively.

The Company invests its excess funds in various treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds. As at December 31, 2012, the investments had various maturities upon acquisition of between 7 and 183 days. Accordingly, as at December 31, 2012, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months upon acquisition are classified as “short-term investments”.

Financing Activities

Net cash used by financing activities was $20.0 million for the three months ended December 31, 2012 compared to net cash provided by financing activities of $352.5 million for the three months ended December 31, 2011. The decrease is due to lower proceeds from an equity issue and the exercise of warrants and stock options in the fourth quarter of 2012 compared to the fourth quarter of 2011. Net cash generated from financing activities was $180.0 million for the twelve months ended December 31, 2012 compared with net cash generated of $323.7 million for 2011. The decrease is due to the proceeds from the equity financing completed in December of 2011.

Cash Resources and Liquidity

Management’s objectives when managing the Company’s capital are to:

(a)         ensure that the Company maintains the level of capital necessary to meet requirements; and

(b)         provide shareholders with sustained growth in shareholder value by increasing shareholders’ equity.

As at December 31, 2012, the Company’s cash, cash equivalents and short-term investments totaled $779.9 million (2011 - $810.8 million). In addition, the Company held available-for-sale investments at December 31, 2012 with a combined value of $108.4 million (2011 - $74.4 million), of which $73.9 million was held in publicly traded equity instruments (2011 - $44.1 million). Working capital as at December 31, 2012 was $822.4 million compared with $851.1 million as at December 31, 2011. The decrease is largely due to the acquisitions as outlined above under Business Developments and the payment of the Company’s monthly dividend offset by the cash generated from ongoing operations.

The Company’s near-term cash requirements include corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues. As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of the Company’s credit facility.

The Company believes that its current cash resources, in addition to its available credit facility, and future cash flows will be sufficient to cover the cost of administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and refined gold purchase commitments

The Company has certain ore and refined gold purchase commitments related to its stream agreements once the ore is produced from the mining activities.

Cobre Panama Precious Metals Stream

On August 20, 2012, the Company announced the acquisition of a precious metals stream on Inmet’s Cobre panama copper project in Panama. Franco-Nevada has committed to fund a $1.0 billion deposit for development of the Cobre Panama project, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for the project has exceeded $1.0 billion.  Franco-Nevada expects to fund the $1.0 billion in stages over a three year period with the first draw expected in mid 2013.

Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price. The gold and silver delivered under the precious metals stream agreement is indexed to the copper-in-concentrate produced from the Cobre Panama project.

New Prosperity Gold Stream

Pursuant to a purchase and sale agreement dated May 12, 2010, the Company committed to fund a $350.0 million deposit and acquire 22% of the gold produced pursuant to a gold stream agreement with Taseko Mines Limited (“Taseko”) on Taseko’s New Prosperity copper-gold project located in British Columbia. Franco-Nevada will provide the $350.0 million deposit for the construction of New Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Franco-Nevada’s financing commitment remained available to Taseko provided the project was fully permitted and financed by May 2012 unless it is terminated by Franco-Nevada. The Company has not terminated this option. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of $400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Capital Resources

As of March 19, 2013, the Company has the entire amount of $500.0 million, or its Canadian dollar equivalent, available under its credit facility. Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of March 19, 2013, U.S. and Canadian dollar advances under the facility would bear interest rates of 4.00% and 3.25%, respectively. The Company can also draw funds using LIBOR 30-day rates plus 125 basis points under its new credit facility.

For the three and twelve months ended December 31, 2012, standby fees of $0.1 million (2011 - $0.2 million) and $0.6 million (2011 - $0.9 million), respectively, were incurred and paid.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Proven and Probable Reserves

Determination of proven and probable reserves by the operators associated with the Company’s royalty, stream and working interests impact the measurement of the respective assets. The use of estimated reserve and resource prices and operators’ estimates of proven and probable reserves and production costs (including capital, operating and reclamation costs) related to the Company’s royalty and stream interests are subject to significant risks and uncertainties. These estimates affect depletion of the Company’s royalty, stream and working interests and the assessment of the recoverability of the carrying value of royalty, stream and working interests.

Impairment of Non-Current Assets

Assessment of impairment of royalty, stream and working interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and/or working interests. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/ resource conversion, net asset value multiples, foreign exchange rates, future capital expansion plans and the associated production implications. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests could impact the impairment analysis.

Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets. The Company holds royalty, stream and working interests in a number of global jurisdictions and is subject to the various tax regimes in place in these jurisdictions. As such, the Company is required to assess and estimate the appropriate accounting for current and deferred income taxes that the Company is exposed to.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares of the Company is included in the Company’s Annual Information Form for the year ended December 31, 2012, a copy of which can be found on SEDAR at www.sedar.com.

As of March 19, 2013, the number of common shares of the Company outstanding or issuable pursuant to other outstanding securities of the Company is as follows:

Common Shares	Number
Outstanding	146,730,310
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	2,001,096
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) warrants(3)	4,181,750
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) options(4)	233,716
Issuable upon exercise of special warrant(5)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	103,071
Diluted common shares	161,760,712

Notes:

(1)         The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2)         There were 2,001,096 stock options under the Company’s share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$57.57 per share.

(3)         In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon the closing. To-date 1,944,988 Franco-Nevada common shares have been issued upon the exercise of the Gold Wheaton warrants. With respect to the warrants, 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00 (C$64.27 per share equivalent exercise price) and 875,000 warrants (136,150 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price). Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

			Number of	Equivalent		Equivalent
			Gold Wheaton	Franco-Nevada		Franco-Nevada
	Exercise Price		Warrants	Exercise Price		Common Shares
July 8, 2013	C$	10.00	25,999,998	C$	64.27	4,045,600
May 25, 2014	C$	5.00	875,000	C$	32.13	136,150
Total			26,874,998			4,181,750

(4)         In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 and C$6.00 for 0.1556 of a Franco-Nevada common share. To date, 496,982 Gold Wheaton stock options have been exercised.

(5)         In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable in 2,000,000 purchase share warrants once the project gets fully permitted and financed. Each warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017.

The Company has not issued any preferred shares.

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Commodity Prices

Commodity prices have fluctuated widely in recent years. The marketability and price of metals, minerals, oil and gas on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Significance of the Goldstrike Royalties and Palmarejo Gold Stream

The Goldstrike royalties and the Palmarejo gold stream are currently significant to the Company. As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these projects and the associated portions over which the Company has a royalty or stream interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2012, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the U.S. dollar.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure and the Company’s disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of the Company’s CEO and CFO and with the participation of the Company’s management, of the effectiveness of the design and operation of the Company’s internal control over financial reporting, and based on that evaluation the CEO and CFO have concluded that as of December 31, 2012, the Company’s internal control over financial reporting was effective.

An evaluation was also carried out under the supervision of the Company’s CEO and CFO and with the participation of the Company’s management, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a - 15(e) and Rule 15d - 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that as of December 31, 2012, the Company’s disclosure controls and procedures were effective.

For the three months and year ended December 31, 2012, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies the Company’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2012. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 has been audited by PricewaterhouseCoopers LLP, Chartered Accountants, independent auditors, as stated in their report on the Company’s Annual Consolidated Financial Statements for the fiscal years ended December 31, 2012.

Cautionary Statement on Forward Looking Information

This MD&A contains certain “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized.  Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements.  A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation, fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas), fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar, changes in national and local government legislation, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held, risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators, influence of macroeconomic developments, business opportunities that become available to, or are pursued by Franco-Nevada, reduced access to debt and equity capital, litigation, title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, whether or not the Company is determined to have PFIC status, excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, rate and timing of production differences from resource estimates, risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, and the integration of acquired assets.  The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, the Company’s ongoing income and assets relating to determination of its PFIC status, no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.  However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and readers are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this MD&A, as well as Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.  The forward looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

MANAGEMENT’s REpoRT oN iNTERNAL CoNTRoL ovER FiNANCiAL REpoRTiNG

The Franco-Nevada’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. Franco-Nevada’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Franco-Nevada’s management’s assessment, Franco-Nevada’s internal control over financial reporting is effective as at December 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 has been audited by PricewaterhouseCoopers LLP, Independent Auditors, as stated in their report which is located on pages 40-41 of Franco-Nevada’s Annual Consolidated Financial Statements.

/s/ David Harquail	/s/ Sandip Rana
David Harquail	Sandip Rana
Chief Executive officer	Chief Financial officer

March 19, 2013

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Franco-Nevada Corporation

We have completed an integrated audit of Franco-Nevada Corporation’s 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2012 and an audit of its 2011 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Franco-Nevada Corporation which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and changes in shareholders’ equity for the years then ended and the related notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Franco-Nevada Corporation as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited Franco-Nevada Corporation’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on Franco-Nevada Corporation’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Franco-Nevada Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 19, 2013

Franco-Nevada Corporation

CoNsoLiDATED sTATEMENTs oF FiNANCiAL posiTioN

(in millions of U.S. dollars)

	December 31,	December 31,
	2012	2011
ASSETS
Cash and cash equivalents (Note 5)	$631.7	$794.1
Short-term investments (Note 6)	148.2	16.7
Receivables (Note 12)	83.4	79.1
Prepaid expenses and other	15.9	4.5
Current assets	879.2	894.4

Royalty, stream and working interests, net (Note 7)	2,223.6	1,912.1
Investments (Note 6)	108.4	74.4
Deferred income tax assets (Note 15)	8.7	10.6
Other	24.0	9.5
Total assets	$3,243.9	$2,901.0

LIABILITIES
Accounts payable and accrued liabilities (Note 8)	$44.0	$35.9
Current income tax liabilities	12.8	7.4
Current liabilities	56.8	43.3

Deferred income tax liabilities (Note 15)	38.0	23.5
Total liabilities	94.8	66.8

SHAREHOLDERS’ EQUITY (Note 16)
Common shares	3,116.7	2,803.6
Contributed surplus	47.2	99.5
Deficit	(120.6)	(135.5)
Accumulated other comprehensive income	105.8	66.6
Total shareholders’ equity	3,149.1	2,834.2
Total liabilities and shareholders’ equity	$3,243.9	$2,901.0

Commitments (Note 18)

Subsequent event (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 19, 2013

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

Franco-Nevada Corporation

CoNsolidated statemeNts oF iNCome (loss) aNd CompReheNsive iNCome (loss)

(in millions of U.S. dollars, except per share amounts)

	For the Years ended December 31,
	2012	2011
Revenue (Note 12)	$427.0	$411.2

Costs and expenses
Costs of sales (Note 13)	59.2	63.3
Depletion and depreciation	126.7	130.6
Impairment of investments (Note 6)	8.6	17.5
Impairment of royalty and stream interests (Note 7(c))	74.1	151.2
Corporate administration (Note 14 and 16)	17.4	18.0
Business development	2.6	2.6
	288.6	383.2

Operating income	138.4	28.0

Foreign exchange gain (loss) and other income (expenses)	8.0	(3.1)
Loss from equity investee	—	(1.7)
Gain on acquisition of Gold Wheaton (Note 4(j))	—	5.7
Gain on sale of available-for-sale investments (Note 6)	—	8.2

Income before finance items and income taxes	146.4	37.1

Finance items
Finance income	9.6	4.3
Finance expenses (Note 11)	(1.1)	(2.3)

Net income before income taxes	$154.9	39.1

Income tax expense (Note 15)	52.3	45.9

Net income (loss)	$102.6	(6.8)

Other comprehensive income (loss):
Other comprehensive loss from equity investee	—	(0.9)
Unrealized change in market value of available-for-sale investments, net of income tax	7.5	(5.7)
Realized change in market value of available-for-sale investments (Note 4)	8.6	(1.1)
Currency translation adjustment	23.1	(5.6)
	39.2	(13.3)

Total comprehensive income (loss)	$141.8	(20.1)

Basic earnings (loss) per share (Note 17)	$0.72	(0.05)
Diluted earnings (loss) per share (Note 17)	$0.71	(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

Franco-Nevada Corporation

CoNsolidated statemeNts oF Cash Flows

(in millions of U.S. dollars)

	For the years ended December 31,
	2012	2011
Cash flows from operating activities
Net income (loss)	$102.6	$(6.8)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depletion and depreciation	126.7	130.6
Impairment of royalty, stream and working interests (Note 7(c))	74.1	151.2
Impairment of investments (Note 6)	8.6	17.5
Mark-to-market gain on Gold Wheaton shares	—	(13.5)
Gain on sale of available-for-sale investments (Note 6)	—	(8.2
Mark-to-market on warrants	(8.2)	—
Loss from equity investee	—	1.7
Other non-cash items	0.2	1.3
Deferred income tax expense (Note 9)	14.0	(5.1)
Share-based payments (Note 16)	2.9	4.5
Unrealized foreign exchange (gain) loss	0.1	(2.1)

Changes in non-cash assets and liabilities:
(Increase)/decrease in receivables	(4.3)	16.7
(Increase)/decrease in prepaid expenses and other	(14.0)	1.0
Increase (decrease) in accounts payable and accrued liabilities	3.6	(1.0)
Net cash provided by operating activities	306.3	287.8
Cash flows from investing activities
Proceeds on sale of short-term investments	318.4	260.6
Purchase of short-term investments	(452.0)	(77.6)
Proceeds on sale of investments	—	21.0
Acquisition of royalty interest in oil & gas properties	(446.0)	(0.5)
Acquisition of interests in mineral properties	(47.2)	(35.0)
Purchase of investments	(16.6)	(12.5)
Purchase of oil & gas well equipment	(15.9)	(2.6)
Acquisition of Gold Wheaton, net of cash acquired	—	(379.0)
Acquisition of Lumina (Note 4(f))	—	0.3
Net cash used in investing activities	(659.3)	(225.3)
Cash flows from financing activities
Net proceeds from issuance of common shares	—	367.4
Credit facility amendment costs	—	(0.6)
Proceeds from drawn credit facility	—	164.6
Repayment of credit facility and secured notes	—	(172.7)
Payment of dividends	(77.9)	(49.2)
Proceeds from exercise of warrants	241.3	1.0
Proceeds from exercise of stock options	16.6	13.2
Net cash provided by financing activities	180.0	323.7
Effect of exchange rate changes on cash and cash equivalents	10.6	(6.0)
Net increase (decrease) in cash and cash equivalents	(162.4)	380.2
Cash and cash equivalents at beginning of year	794.1	413.9
Cash and cash equivalents at end of year	$631.7	$794.1

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the year	$0.6	$0.9
Income taxes paid during the year	$46.4	$52.6

The accompanying notes are an integral part of these consolidated financial statements.

Franco-Nevada Corporation

CoNsoLiDATED sTATEMENTs oF CHANGEs iN sHAREHoLDERs’ EQuiTy

(in millions of U.S. dollars)

	Share capital (Note 16)	Contributed Surplus	Accumulated other comprehensive income	Deficit	Total Equity
Balance at January 1, 2012	$2,803.6	$99.5	$66.6	$(135.5)	$2,834.2
Net income	—	—	—	102.6	102.6
Other comprehensive income	—	—	39.2	—	39.2
Total comprehensive income	—	—	—	—	141.8
Exercise of stock options	21.8	(5.1)	—	—	16.7
Exercise of warrants	289.6	(48.3)	—	—	241.3
Share-based payments	—	2.9	—	—	2.9
Vesting of restricted share units	1.8	(1.8)	—	—	—
Equity financing	(0.1)	—	—	—	(0.1)
Dividends declared	—	—	—	(87.7)	(87.7)
Balance at December 31, 2012	$3,116.7	$47.2	$105.8	$(120.6)	$3,149.1

Balance at January 1, 2011	$1,913.2	$59.0	$79.9	$(71.5)	$1,980.6
Net loss	—	—	—	(6.8)	(6.8)
Other comprehensive loss	—	—	(13.3)	—	(13.3)
Total comprehensive income	—	—	—	—	(20.1)
Issuance of common shares on Gold Wheaton acquisition	402.5	—	—	—	402.5
Acquisition of royalty interests	92.5	—	—	—	92.5
Exercise of stock options	22.5	(9.3)	—	—	13.2
Share-based payments	—	4.5	—	—	4.5
Exercise of warrants	1.2	(0.1)	—	—	1.1
Value of Gold Wheaton warrants and stock options upon acquisition	—	40.5	—	—	40.5
Value of warrants issued pursuant to acquisition of Lumina Royalty	—	5.2	—	—	5.2
Vesting of restricted share units	0.4	(0.3)	—		0.1
Equity financing	371.3	—	—	—	371.3
Dividends declared	—	—	—	(57.2)	(57.2)
Balance at December 31, 2011	$2,803.6	$99.5	$66.6	$(135.5)	$2,834.2

The accompanying notes are an integral part of these consolidated financial statements.

Franco-Nevada Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in millions of U.S. dollars, except share amounts)

Note 1 - Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the united States, Canada, South Africa and Mexico. The portfolio includes over 340 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 130 King Street West, Suite 740, Toronto, Ontario, Canada.

Note 2 - Significant Accounting Policies

(a)         Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for available-for-sale financial assets and derivatives which are measured at fair value. IFRS comprise IFRSs, International Accounting Standards (“IAS”s) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s) and the former Standing Interpretations Committee (“SIC”s). These consolidated financial statements were approved for issuance by the Board of Directors on March 19, 2013.

(b)         Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)    Subsidiaries

Subsidiaries are entities over which the Company has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

The principal subsidiaries of the Company and their geographic locations at December 31, 2012 were as follows:

Entity	Jurisdiction	Ownership
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Mexico Corporation, S.A. de C.V.	Mexico	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada LRC Holdings Corp.	British Columbia	100%
Franco-Nevada Alberta Holdings ULC	Alberta	100%
Franco-Nevada U.S. Holding Corp.	Delaware	100%
Minera Global Copper Chile S.A.	Chile	100%
Franco-Nevada Alberta Corporation	Alberta	100%
FN Subco Inc.	British Columbia	100%

(ii)   Investment in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results in accordance with the equity method. Subsequent to the acquisition date, the Company’s share of profits or losses of associates is recognized in the consolidated statement of income (loss) and comprehensive income (loss) and its share of other comprehensive income (loss) of associates is included in the other comprehensive income account.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income (loss) and comprehensive income (loss).

The Company assesses at each period-end whether there is any objective evidence that interests in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less cost to sell and value in use) and charged to the consolidated statement of income (loss) and comprehensive income (loss).

(c)          Business combinations

On the acquisition of a subsidiary, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the subsidiary on the basis of the fair value at the date of acquisition. provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income (loss) and comprehensive income (loss).

When a subsidiary is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income (loss). If control is obtained or lost as a result of a transaction, the identifiable net assets are recognized in the statement of financial position at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income (loss) and comprehensive income (loss). Acquisition costs are expensed.

(d)         Currency translation

(i)            Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of some of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)        Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated balance sheet are recognized in net income. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group’s presentation currency, as follows:

•                  assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;

•                  income and expenses for each subsidiary are translated at the average exchange rates during the period; and

•                  all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss).

(e)          Mineral, stream and oil & gas interests

Mineral, stream and oil & gas interests consist of acquired royalty and stream interests in producing, advanced/development and exploration stage properties. Mineral, stream and oil & gas interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The cost of mineral, stream and oil & gas interests was determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration.

Producing mineral and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral or stream properties. producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. Management relies on public disclosures for information on proven and probable reserves from the operators of the producing mineral and stream interests. For the oil & gas interests, management engages an independent petroleum consultant to prepare annual reserve reports.

On acquisition of a producing mineral or stream interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of these acquired resources and exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the mineral and stream properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Mineral, stream and oil & gas interests for advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of advanced and exploration stage mineral, stream and oil & gas interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense on a units-of-production method, as described above, up to a maximum of the total of the advanced minimum payment received.

(f)            Working interests in oil & gas properties

Acquired oil & gas working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each oil & gas property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to the respective asset.

Capitalized costs are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the estimated barrels of oil equivalent used in proved and probable reserves.

(g)         Impairment of non-financial assets

Mineral, stream, oil & gas and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, oil & gas or working interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. The future cash flow expected is derived using estimates of proven and probable reserves and information regarding the mineral, stream and oil & gas properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. Impairment losses first reduce the carrying value of any goodwill allocated to that CGU. Any remaining impairment loss is charged to the mineral, stream or oil & gas interest or working interest. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the asset’s recoverable amount exceeds its carrying amount.

(h)         Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, investments, trade payables and accrued liabilities. Financial instruments are recognized initially at fair value.

(i)            Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are measured at fair value.

(ii)        Receivables

Receivables are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

Individual receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income (loss) and comprehensive income (loss).

(iii)    Investments

Investments comprise equity interests in publicly-traded and privately-held entities and marketable securities with original maturities at the date of the purchase of more than three months.

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in the consolidated statement of income (loss) and comprehensive income (loss). When an available-for-sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included in the statement of income (loss) and comprehensive income (loss). Available-for-sale investments in instruments denominated in a currency other than an entity’s functional currency are measured at fair value with any changes from foreign exchange fluctuations being recognized in net income.

Derivative investments, such as warrants, are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, derivatives are measured at fair value and changes in fair value are recognized directly in the statement of income (loss) and comprehensive income (loss).

Where the Company holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is recorded at cost.

(iv)    Financial liabilities

Financial liabilities, including trade and other payables, are measured at amortized cost using the effective interest method.

(v)          Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. For equity securities, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale investment is calculated by reference to its fair value.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income. Impairment losses booked on debt instruments classified as available-for-sale are reversed in subsequent periods if the amount of the loss decreases. For equity instruments classified as available-for-sale financial assets, impairment losses are not reversed.

(i)            Revenue recognition

Revenue comprises revenue earned in the period from royalty, stream and working interests and dividend income. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and/or working interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Dividend income from investments is recognized when the shareholders’ rights to receive payment have been established, which is normally when the dividends are declared.

(j)            Gold bullion sales

Gold bullion is sold primarily in the spot market. The sales price is fixed at the delivery date based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes to the purchaser.

(k)          Oil & gas sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil & gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(l)            Costs of sales

Costs of sales includes various mineral and oil & gas production taxes that are recognized with the related revenues and the Company’s share of the gross costs for the working interests in the oil & gas properties.

For stream agreements, the Company purchases gold for a cash payment of the lesser of $400 per ounce, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold when purchased.

(m)       Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. taxable profit differs from net profit as reported in the consolidated statement of income (loss) because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income (loss), except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

(n)         Share capital

Common shares are recorded in equity net of expenses of the share issue.

(o)         Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected vesting period with a corresponding entry to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(p)         Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 in each year. The Company may also award DSUs to non-executive directors under the DSU plan as compensation. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the period from the grant date to settlement date. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of income (loss) and comprehensive income (loss).

(q)         Restricted share units

The Company may grant restricted share units to officers and employees under the terms of its share compensation plan. The Company plans to settle every restricted share unit with one common share of the parent company. The Company recognizes the fair value of the restricted share units as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the restricted share units over the applicable vesting period, with a corresponding increase in contributed surplus. For performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes.

(r)           Segment reporting

The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

The operating segment is reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segment.

(s)           Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New Standards and Interpretations

IFRS 9, Financial Instruments

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the impact of early adoption.

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 10 on our consolidated financial statements but do not expect significant adjustments from adopting IFRS 10.

IFRS 11, Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. We are currently finalizing our assessment of the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements, and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. We are currently finalizing our assessment of the impact of adopting IFRS 12 on our consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair values were derived. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. We are currently finalizing our assessment of the impact of adopting IFRS 13 on our consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28 Investments in Associates and Joint Ventures as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now includes joint ventures that are to be accounted for by the equity method. We do not anticipate the amendments to IAS 28 will have a significant impact on our consolidated financial statements.

Note 3 - Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Proven and Probable Reserves

Determination of proven and probable reserves by the operators associated with the Company’s royalty, stream and working interests impact the measurement of the respective assets. The use of estimated reserve and resource prices and operators’ estimates of proven and probable reserves, production costs (including capital, operating and reclamation costs) related to the Company’s royalty and stream interests are subject to significant risks and uncertainties. These estimates affect depletion of the Company’s royalty, stream and working interests and the assessment of the recoverability of the carrying value of royalty, stream and working interests.

Impairment of Non-Current Assets

Assessment of impairment of royalty, stream and working interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and/or working interests. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value (“NAV”) multiples, foreign exchange rates, future capital expansion plans and the associated production implications. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests could impact the impairment analysis.

Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets. The Company holds royalty, stream and working interests in a number of global jurisdictions and is subject to the various tax regimes in place in these jurisdictions. As such, the Company is required to assess and estimate the appropriate accounting for current and deferred income taxes that the Company is exposed to.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Note 4 - Acquisitions and transactions

a)             Weyburn Net Royalty Interest

On November 13, 2012, the Company acquired a 11.7% net royalty interest (“NRI”) in the Weyburn Unit (the “Weyburn Unit”) from Penn West Petroleum Ltd. and Penn West Petroleum. Franco-Nevada paid C$400 million in cash, prior to minor closing adjustments, for the NRI and the acquisition had an effective date of October 1, 2012.

b)             Cobre Panama Precious Metals Stream

on August 20, 2012, the Company announced the acquisition of a precious metals stream on Inmet Mining Corporation’s (“Inmet”) Cobre Panama copper project in Panama (“Cobre Panama”). Franco-Nevada has committed to fund a $1.0 billion deposit for development of the Cobre Panama project, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for the project has exceeded $1.0 billion.

Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price. The gold and silver delivered under the precious metals stream agreement is indexed to the copper in concentrate produced from the Cobre Panama project.

c)              Timmins West Royalty and Equity Investment

On February 29, 2012, the Company acquired a 2.25% net smelter return (“NSR”) royalty from Lake Shore Gold Corp. (“Lake Shore”) on the Timmins West Complex located in Ontario for $35.0 million in cash. In addition, the Company acquired 10,050,591 common shares of Lake Shore for C$15.0 million.

d)             Weyburn Unit

On February 23, 2012, the Company acquired an additional 1.15% working interest in the Weyburn Unit for C$55.5 million, increasing its total working interest in the Weyburn Unit to approximately 2.26%. The acquisition has an effective date of January 1, 2012.

e)              Bronzewing NSR

On January 11, 2012, the Company and Navigator (Bronzewing) Pty Ltd amended the terms of the Company’s NSR on the Bronzewing project in Western Australia for a cash payment of Australian (“A$”) $4.5 million. Under the amended terms, the royalty rate of the NSR was increased from 1% to 2% and the royalty area was expanded to include all known mineral reserves and mineral resources.

f)                Lumina Royalty Corp.

On December 1, 2011, Franco-Nevada and Lumina Royalty Corp. (“Lumina”) completed a court approved plan of arrangement pursuant to which Franco-Nevada acquired all of the outstanding common shares of lumina for $64.4 million payable in Franco-Nevada common shares and 2017 Warrants (See 2017 Warrants definition under Note 16(c)). Under the agreement, Lumina shareholders received 0.03487 Franco-Nevada common shares and 0.01917 2017 Warrants for each Lumina common share held. Franco-Nevada issued 1,383,850 common shares and 760,769 2017 Warrants upon closing of the transaction which has been accounted for as an asset acquisition under IFRS.

As part of the transaction, Franco-Nevada acquired the following royalty interests:

•                  a 1.5% NSR royalty on Teck Resources Ltd.’s Relincho copper/molybdenum project located in Region III, Chile;

•                  a 1.08% NSR royalty on Lumina Copper Corp.’s Taca Taca copper/gold/molybdenum project located in Salta Province, Argentina;

•                  a fixed rate copper royalty and a 1.5% NSR royalty on Coro Mining Corp.’s San Jorge copper/gold/molybdenum project located in Mendoza Province, Argentina; and

•                  a 2% NSR royalty on open-pit mining and a 1% NSR royalty on underground mining on a portion of Los Andes Copper Limited’s Vizcachitas copper/molybdenum project located in Region V, Chile.

g)             Phoenix Gold Royalty

On August 31, 2011, the Company acquired a 2.0% NSR royalty payable on part of Rubicon Minerals Corporation’s (“Rubicon”) Phoenix gold project in Red Lake, Ontario lying primarily beneath the waters of Red Lake. Rubicon has an option to repurchase a 0.5% NSR royalty from the Company. The purchase price was approximately $23.7 million payable by the issuance of 550,000 common shares of the Company.

h)             Canadian Malartic Royalty

On July 12, 2011, the Company acquired a 1.5% gross overriding metal royalty encompassing seven mining claims which comprise a portion of Osisko Mining Corporation’s Canadian Malartic project in Canada. The purchase price was C$9.7 million payable by the issuance of 267,000 common shares of the Company.

i)                Edikan Royalty

On June 30, 2011, the Company acquired an effective 1.5% NSR royalty on all production from the Ayanfuri concession in Ghana for $35.0 million in cash.

All of the above mentioned acquisitions have been accounted for as asset acquisitions under IFRS.

j)                Gold Wheaton Gold Corp.

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada acquired all of the issued and outstanding shares of Gold Wheaton that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company.

The Company issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options.

On December 31, 2010, the Company acquired 10% secured notes of Gold Wheaton (the “Senior Secured Notes”) from third parties with an aggregate face value of C$100 million. The Senior Secured Notes were purchased for C$110 million plus accrued interest. The purchase price was equal to the price at which the holder of the note has the right to call the notes in the event of a change of control of Gold Wheaton. Notes with a face value of C$7 million remained outstanding to third parties following the closing of the acquisition of Gold Wheaton and were repaid on March 20, 2011.

The Gold Wheaton acquisition was accounted for as a business combination with the final estimate of fair value as follows:

Purchase Price (in millions of U.S. dollars):	$677.7
Cash consideration, including Quadra FNX block and Senior Secured Notes Common shares issued	402.5
Warrants	28.6
Options	11.9
Original cost of common shares held in Gold Wheaton	9.6
Mark-to-market gain on common shares held in Gold Wheaton	11.0
$1,141.3

Net assets acquired:
Cash and cash equivalents	$190.9
Short-term investments	49.1
Receivables	48.4
Prepaid and other	2.7
Mineral interests	874.4
Note receivable	15.2
Investments	23.6
Accounts payable and accrued liabilities	(18.0)
Long-term liabilities	(7.9)
Deferred income taxes	(37.1)
$1,141.3

Included in the gain on acquisition of Gold Wheaton are transaction costs totaling $7.8 million. The Company recorded $13.5 million in mark-to-market gains on the common shares held in Gold Wheaton prior to the acquisition, which included the shares acquired from Quadra FNX Mining Ltd. (“Quadra FNX”).

k)              Quadra FNX Mining Ltd.

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from Quadra FNX, representing approximately 34.5% of Gold Wheaton’s outstanding common shares, for C$4.65 per share in cash. The Company topped up Quadra FNX’s total consideration to C$5.20 per share in cash on March 21, 2011, which was the same consideration received by Gold Wheaton shareholders.

Note 5 - Cash and Cash Equivalents

As at December 31, 2012 and 2011, cash and cash equivalents were primarily held in Canadian and U.S. denominated treasury bills, interest bearing cash deposits and highly-liquid government and corporate bonds.

	2012	2011
Cash deposits	$95.7	$122.2
Term deposits	331.5	253.4
Treasury bills	111.8	353.5
Canadian federal and provincial government bonds	44.7	44.4
Corporate bonds	48.0	20.6
	$631.7	$794.1

Note 6 - Investments

	2012	2011
Short-term investments:
Canadian dollar denominated treasury bills	$29.8	$0.1
Term deposits	99.7	—
Government bonds	6.0	—
Corporate bonds	12.7	16.6
Total short-term investments	$148.2	$16.7
Non-current investments:
Equity investments	$91.5	$67.3
Convertible debentures	3.5	1.9
Warrants	13.4	5.2
	$108.4	$74.4

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

Non-current investments

These investments comprise equity interests in various public and non-public entities which the Company acquired through the open market, as part of its initial public offering or through the transactions involving Gold Wheaton and Lumina (See Note 4 - Acquisitions above), warrants in various publicly-listed companies and convertible debentures. Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value, other than one equity investment, a non-public entity, which is recorded at cost as no reliable estimate of fair value can be determined.

As at December 31, 2012, the market value of certain of these investments increased compared to their values at December 31, 2011 and the Company recorded a net unrealized gain of $16.1 million (2011 - loss of $7.7 million), net of an income tax expense of $2.6 million, (2011 - income tax recovery of $1.4 million) in the consolidated statement of other comprehensive income (loss).

During the year ended December 31, 2012, the fair value of certain of its investments experienced a decline in value which management assessed to be significant or prolonged and, as a result, a write-down of $8.6 million (2011 - $17.5 million) has been included in the consolidated statement of income (loss) and comprehensive income (loss).

The Company’s investments are classified as available-for-sale or derivatives. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
Mark-to-market gains (losses) on equity securities	$18.7	$(8.2)
Other comprehensive loss from equity investee	—	(0.9)
Deferred tax recovery (expense) in other comprehensive income	(2.6)	1.4
Unrealized gains (losses) on available-for-sale securities, net of tax	16.1	(7.7)
Reclassification adjustment for realized gains (losses) recognized in net income	(8.6)	1.1
	$7.5	$(6.6)

Note 7 - Royalty, Stream and Working Interests, Net

The following table summarizes the Company’s royalty, stream and working interests as at December 31, 2012 and 2011, respectively:

As at December 31, 2012	Cost	Accumulated Depletion	Impairment	Carrying Value
Mineral Royalties	$933.5	$(285.3)	$—	$648.2
Streams	974.4	(282.5)	$—	691.9
Oil & Gas	846.4	(123.0)	$(74.1)	649.3
Advanced	231.2	(30.3)	$—	200.9
Exploration	36.2	(2.9)	$—	33.3
	$3,021.7	$(724.0)	$(74.1)	$2,223.6

		Accumulated		Carrying
As at December 31, 2011	Cost	Depletion	Impairment	Value
Mineral Royalties	$833.4	$(212.8)	$(38.6)	$582.0
Streams	970.6	(70.4)	(152.4)	747.8
Oil & Gas	386.1	(99.7)	—	286.4
Advanced	239.9	(13.8)	(14.9)	211.2
Exploration	86.2	(0.7)	(0.8)	84.7
	$2,516.2	$(397.4)	$(206.7)	$1,912.1

	Mineral Royalties	Streams	Oil & Gas	Advanced	Exploration	Total
January 1, 2011	$577.5	$87.0	$315.7	$198.4	$24.2	$1,202.8
Acquisitions	43.0	874.4	0.5	22.9	61.7	1,002.5
Transfers	2.7	—	—	(2.7)	—	—
Impairments	—	(152.4)	—	—	(0.7)	(153.1)
Depletion	(40.0)	(61.2)	(22.8)	(4.5)	(0.4)	(128.9)
Impact of foreign exchange	(1.2)	—	(7.0)	(2.9)	(0.1)	(11.2)
December 31, 2011	$582.0	$747.8	$286.4	$211.2	$84.7	$1,912.1
Acquisitions	40.0	3.8	451.8	—	3.2	498.8
Transfers	61.2	—	—	(8.6)	(52.6)	—
Impairments	—	—	(74.1)	—	—	(74.1)
Depletion	(37.7)	(59.7)	(21.1)	(4.0)	(1.4)	(123.9)
Impact of foreign exchange	2.7	—	6.3	2.3	(0.6)	10.7
December 31, 2012	$648.2	$691.9	$649.3	$200.9	$3.3	$2,223.6

a) Mineral Streams and Royalties

Palmarejo Stream

The Company owns a 50% gold stream in the Palmarejo silver and gold project (the “Palmarejo Project”) located in Mexico operated by Coeur d’Alene Mines Corporation (“Coeur”). The stream covers 50% of the life-of-mine gold production from the Palmarejo Project and includes a monthly minimum of 4,167 ounces until an aggregate of 400,000 ounces has been delivered under the stream agreement. The Company pays Coeur the lesser of $400 per ounce, subject to an annual 1% inflation adjustment commencing in January 2013, and the prevailing spot price, for each ounce of gold delivered under the stream agreement. As at December 31, 2012, the Company has received 206,815 ounces of gold from the Palmarejo Project.

Goldstrike Complex

The Company owns numerous royalties covering portions of the Goldstrike complex (the “Goldstrike Complex”) located in Nevada. The Goldstrike Complex is comprised of: (i) the Betze-Post open-pit mine; and (ii) the Meikle and Rodeo underground mines. Barrick Gold Corporation (“Barrick”) is the operator of each of these mines. The royalties within the Goldstrike Complex are made up of NSR royalties ranging from 2.0% to 4.0% and net profits interest (“NPI”) royalties ranging from 2.4% to 6.0%.

The NSR royalties are based upon gross production from the mine, reduced only by the ancillary costs of smelting, refining and transportation. The NPI royalties are calculated as cumulative proceeds less cumulative costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price on the date gold is credited to Barrick’s account at the refinery, and costs include operating and capital costs.

Stillwater Complex

The Company owns a 5% NSR royalty covering the majority of the Stillwater mine and the entire East Boulder mine (collectively known as the “Stillwater Complex”) in Montana. The NSR is payable on all commercially recoverable metals produced from a substantial number of claims that cover the Stillwater Complex. The amount of the NSR royalty is reduced by permissible deductions and is calculated and payable monthly. The Stillwater Complex is operated by Stillwater Mining Company.

Gold Quarry

The Company owns a 7.29% NSR royalty interest on the Gold Quarry royalty property (the “Gold Quarry Royalty Property”). The royalty is payable on the greater of a 7.29% NSR based on production or a minimum annual royalty payment obligation tied to reserves and stockpiles. The Gold Quarry Royalty Property covers a portion of the Gold Quarry operation which is an integrated part of Newmont Mining Corporation’s Carlin Trend Complex.

As part of the Gold Wheaton acquisition (see Note 4(j)), the Company acquired the following five stream interests:

Sudbury Basin (comprised of three stream interests)

The Company acquired an agreement to purchase 50% of the gold equivalent ounces of the gold, platinum and palladium contained in ore mined and shipped from the KGHM International operations in Sudbury, Ontario. The Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 per ounce (subject to a 1% annual inflationary adjustment starting in July 2011) or the then prevailing market price per ounce of gold.

Mine Waste Solutions

The Company acquired an agreement to purchase 25% of the life-of-mine gold production from Mine Waste Solutions tailings recovery operation (“MWS”) in South Africa. The Company will pay an ongoing payment equal to the lesser of $400 per ounce and the prevailing spot price (subject to an annual inflation adjustment starting in 2012). In July 2012, MWS was acquired by AngloGold Ashanti Limited.

Ezulwini Mining Company

The Company acquired an agreement to purchase the greater of 19,500 ounces of gold in 2011 and 7% of the gold production and thereafter 7% of the life-of-mine gold production from the Ezulwini (Cooke 4) mine in South Africa. The Company will pay an ongoing payment equal to the lesser of $400 per ounce and the prevailing spot price (subject to an annual inflation adjustment starting in 2013). Ezulwini (Cooke 4) was sold to Gold One International in August 2012.

The Company acquired the following assets during the year ended December 31, 2012 which were accounted for as asset acquisitions:

•                  Weyburn NRI (See Note 4(a) for description);

•                  Cobre Panama Stream - (See Note 4(b) for description);

•                  Timmins West NSR - (See Note 4(c) for description); and

•                  Weyburn Unit Working Interest - (See Note 4(d) for description).

b)  Oil & Gas Royalties and Working Interests

Weyburn

The Weyburn unit is located in Saskatchewan, Canada and is operated by Cenovus energy Inc. The Company holds a 11.71% NRI, a 0.44% royalty interest and a 2.26% working interest in the Weyburn Unit. The Company takes product-in-kind for the working interest and NRI portions of this production and markets it through a third-party.

Edson

The Edson Property is located in Alberta, Canada. The Company has a 15% overriding royalty in this property. The wells are operated by Canadian natural Resources Ltd.

Midale

The Company holds a 1.59% working interest and a 1.14% royalty interest in the Midale Unit. The Company takes product-in-kind for the working interest portion of this production and markets it through a third party.

c)  Impairments

During the year ended December 31, 2012, the Company recorded impairment charges of $74.1 million on its exploration assets comprising Arctic Gas (2011 - $151.2 million on various assets). The Company’s Arctic Gas assets comprise natural gas contingent resources in the Drake Point, Hecla, King Christian and Roche Point gas fields located on and offshore of Melville Island. Contingent resources are those quantities of oil and gas estimated, as of a given date, to be potentially recoverable from accumulations using established technology, or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters, or a lack of markets. The largest working interest holder in the Drake Point, Hecla, King Christian and Roche Point gas fields is Suncor Energy Inc. (“Suncor”). The Arctic Gas assets were acquired by the Company as part of its December 2007 initial public offering transaction and the value assigned to Arctic Gas was based on metrics from a comparable transaction completed in 2006.

In 2012, the Company engaged an independent oil & gas reserve evaluator to provide an evaluation of the Arctic Gas assets as at December 31, 2012. The impairment charge was a result of changes in production assumptions, natural gas prices and amount of contingent resources used in the evaluation of Arctic Gas and resulted in a reduction in the carrying value of $74.1 million as at December 31, 2012.

Key assumptions and sensitivity

The key assumptions used in determining the recoverable amount for the Arctic Gas assets are long-term natural gas prices and discount rates. The Company performed a sensitivity analysis on the key assumptions as disclosed below. No reasonable change in the other key assumptions would have a significant impact on the recoverable amount of the Arctic Gas assets. Management determined these estimates using the fair value less cost to sell approach which is deemed greater than the assets’ value in use.

The table below shows the impairment amounts when certain key assumptions are changed, in isolation, by 10% for long-term natural gas prices or 5% to the discount rate.

Key assumptions	Arctic Gas
Impairment recorded in statement of income (loss)	$74.1
Impairment recorded if, in isolation, a 10% change in long-term natural gas prices or 5% change to the discount rate:
Long-term natural gas prices(a) increase by 10%	66.5
Long-term natural gas prices(a) decrease by 10%	77.4
Discount rate(b) increased to 10%	77.4
Discount rate(b) decreased to 10%	42.6

(a)  Natural gas prices

Projected future revenue reflects the Company’s estimates of future natural gas prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices.

For 2012, the impairment analysis used a long-term natural gas price of C$3.60/Mcf.

(b)  Discount rates

For 2012, the impairment analysis used a 15% discount rate for Arctic Gas taking into account market view for evaluating oil & gas assets and the risk associated with the Arctic Gas assets.

Note 8 - Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following:

	2012	2011
Accounts payable	$6.2	$7.3
Accrued liabilities	37.8	28.6
Total	$44.0	$35.9

Note 9 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (ie an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis as at December 31, 2012 include:

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$631.7	$—	$—	$631.7
Short-term investments	148.2	—	—	148.2
Investments(1)	73.9	—	—	73.9
	$853.8	$—	$—	$853.8

(1) Investments exclude $34.5 million of investments which are recorded at cost.

Fair Value of Financial Instruments

	2012		2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents(1)	$631.7	$631.7	$794.1	$794.1
Short-term investments(1)	148.2	148.2	16.7	16.7
Receivables(1)	83.4	83.4	79.1	79.1
Investments(2)	73.9	73.9	44.1	44.1
	$937.2	$937.2	$934.0	$934.0
Financial liabilities
Accounts payable and accrued liabilities(1)	$44.0	$44.0	$35.9	$35.9
	$44.0	$44.0	$35.9	$35.9

(1)         Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

(2)         Investments exclude $34.5 million (2011 - $30.3 million) of investments which are recorded at cost. Investments that have a quoted market price are carried at fair value.

The valuation techniques that are used to measure fair value are as follows:

a)        Cash and cash equivalents

The fair value of cash and cash equivalents are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of Canadian and U.S. denominated treasury bills, interest-bearing cash deposits, and highly-liquid government and corporate bonds.

b)        Short-term investments

The fair value of government and corporate bonds and treasury bills is determined based on quoted market prices in active markets and is classified within level 1 of the fair value hierarchy.

c)         Investments

The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the statement of financial position date. The closing prices are a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within level 1 of the fair value hierarchy.

Note 10 - Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. our principal financial liabilities comprise accounts payable and accrued liabilities. our principal financial assets are cash and cash equivalents, short-term investments, receivables and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. Our executive management oversees the management of financial risks. our executive management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

a)  Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risk by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company’s royalties/streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, platinum, palladium and oil are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of our future revenue is un-hedged in order to provide our shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company’s entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated in Canadian dollars, Mexican pesos and Australian dollars. The Company has exposure to the Canadian dollar through its equity offering proceeds, oil & gas activities and corporate administration. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company invests its cash and cash equivalents and short-term investments in U.S. and Canadian dollar denominated treasury bills and corporate bonds on a ratio of 68% to 29% and 3% in other currencies as at December 31, 2012. This serves to somewhat reduce the economic exposure to currency fluctuations on a consolidated basis.

During the year ended December 31, 2012, the U.S. dollar weakened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment gain of $23.1 million in other comprehensive income (loss) (2011 - loss of $5.6 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Currently, the Company’s interest rate exposure arises mainly from the interest receipts on cash, cash equivalents and short-term investments. using the interest rates for the currently-owned portfolio of short-term investments, should the Company’s cash balances continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income after tax of approximately $3.3 million per year. Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $2.8 million per year (assuming the Company’s cash balances continue to be invested in the same investments as currently exist).

As at December 31, 2012, the Company had no outstanding debt under its revolving credit facility (See Note 11 - Revolving Term Credit Facility).

b)        Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments and receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with the highest rating categories from either Moody’s or Standard & poors.

As at December 31, 2012, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

Liquidity Risk

liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its financial position, including maintaining sufficient cash balances and access to undrawn credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2012, the Company held $779.9 million in either cash, cash equivalents and/or highly-liquid investments (December 31, 2011 - $810.8 million). All of the Company’s financial liabilities are due within one year. The Company’s near-term cash requirements include corporate administration costs, certain costs of operations, including the ore purchase commitments described in Note 17(a), declared dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. In addition, the Company is committed to fund under its precious metals stream agreement on the Cobre Panama project as described in Note 4(b).

c)         Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company’s asset portfolio provides an opportunity to capture value without the typical capital and operating costs associated with a natural resource operation, and without direct exposure to many of the risks faced by resource operators. Maintaining and managing a diversified, high-margin asset portfolio with low overheads provides the free cash flow required to fuel organic growth. The Company defines capital as its cash and cash equivalents and short-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2012 compared to the prior year. The Company is not subject to material externally imposed capital requirements.

As at December 31, 2012, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $779.9 million (December 31, 2011 - $810.8 million), available-for-sale long-term investments totaling $108.4 million (December 31, 2011 - $74.4 million), of which $73.9 million (December 31, 2011 - $44.1 million) are held in liquid securities, together with an unused $175.0 million revolving term credit facility (See Note 20-Subsequent Event), all of which were available for growing the asset portfolio and paying dividends.

Note 11- Revolving Term Credit Facility

Throughout 2012, the Company had an unsecured $175 million revolving term credit facility (the “$175 million Credit Facility”) which provided for the availability over a three-year period for up to $175.0 million, or the Canadian dollar equivalent, in borrowings. On January 23, 2013, the Company replaced the $175 million Credit Facility with a new $500 million Credit Facility. (See Note 20 - Subsequent Event).

Advances under the $175 million Credit Facility could be drawn as follows:

U.S. dollars

•             Base rate advances with interest payable monthly at the Bank of Montreal (“BMO”) base rate, plus between 0.50% and 1.50% per annum depending upon the Company’s leverage ratio; or

•             LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.50% and 2.50% per annum, depending on the Company’s leverage ratio.

Canadian dollars

•             Prime rate advances with interest payable monthly at the BMO prime rate, plus between 0.50% and 1.50% per annum, depending on the Company’s leverage ratio; or

•             Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.50% and 2.50%, depending on the Company’s leverage ratio.

All loans were readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the $175 million Credit Facility were guaranteed by certain of the Company’s subsidiaries and were unsecured.

The $175 million Credit Facility was subject to a standby fee of 0.30% to 0.50% per annum, depending on the Company’s leverage ratio, even if no amounts were outstanding under the facility.

As at December 31, 2012, there were no amounts outstanding under the $175 million Credit Facility and the prime and base rates in effect were 3.50% and 4.25%, respectively.

For the period ended December 31, 2012, the Company recognized debt issuance cost amortization expense of $0.5 million (2011 - $0.4 million) and $0.6 million (2011 - $1.0 million) of standby and administrative fees. In 2011, the Company expensed $0.9 million related to debt issuance costs of an old facility.

Note 12 - Revenue

Revenue is comprised of the following:

	2012	2011
Mineral royalties	$195.2	$160.1
Mineral streams	190.8	216.1
Oil & gas interests	40.9	34.9
Dividends	0.1	0.1
Total	$427.0	$411.2

Included in receivables is $19.7 million (December 31, 2011 - $18.4 million) subject to provisional price adjustments which are marked-to-market at each reporting period with the change being recorded in revenue in the period. These contracts relate to gold and platinum group metal sales which settle at a future date.

Note 13 - Costs of Sales

Costs of sales comprise:

	2012	2011
Cost of stream sales	$45.8	$53.4
Production taxes	5.9	8.1
Oil & gas operating costs	7.5	1.8
Total	$59.2	$63.3

Note 14 - Related Party Disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	2012	2011
Salaries and short-term benefits (1)	$5.4	$3.9
Share-based payments (2)	4.4	1.5
Total	$9.8	$5.4

(1)         Includes annual salary as at December 31, benefits and annual short-term incentives/other bonuses earned in the year.

(2)         Represents the vesting of stock options and RSUs earned during the year.

Note 15 - Income Taxes

Tax on profit	2012	2011
Current income tax expense
Charge for the year	$43.3	$51.9
Adjustment in respect of prior years	(5.0)	(0.9)
Current tax	38.3	51.0
Deferred income tax expense (recovery)
Origination and reversal of temporary differences in the current year	14.5	(9.3)
Impact of changes in tax rate	(1.6)	0.5
Change in unrecognized deductible temporary differences	(0.5)	1.1
Adjustments in respect of prior years	4.5	1.2
Other	(2.9)	1.4
Deferred tax	14.0	(5.1)
Total	$52.3	$45.9

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income (loss) and comprehensive income (loss) for the years ended December 31, 2012 and 2011, is as follows:

	2012	2011
Net income before income taxes	$154.9	$39.1
Statutory tax rate	24.38%	26.03%
Tax expense at statutory rate	37.8	10.2
Reconciling items:
Change/reversal of unrecognized deductible temporary differences	(0.6)	1.1
Income/expenses not taxed/deductible	(3.4)	0.6
Differences in foreign statutory tax rates	10.2	1.7
Impact of difference in foreign statutory tax rate on mineral impairment	—	19.8
Differences due to changing future tax rates	(2.1)	1.5
Foreign withholding tax	(3.0)	7.6
Temporary differences subject to initial recognition exemption	16.8	1.7
Gain on Gold Wheaton shares	—	(1.4)
Unrealized foreign exchange on translation of mineral properties in foreign jurisdiction	(1.3)	3.3
Indexation of mineral properties in foreign jurisdiction	(1.4)	(1.0)
Other	(0.7)	0.8
Net income tax expense	$52.3	$45.9

Effective January 1, 2011, the Canadian federal corporate tax rate decreased from 16.5% to 15.0%. The effective Ontario provincial tax rate decreased from 11.75% to 11.5%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 26.03% to 24.38%.

Income tax expense (recoveries) recognized in other comprehensive income (loss) is as follows:

	2012			2011
	Before Tax Gain	Tax Expense	After Tax Gain	Before Tax Loss	Tax Recovery	After Tax Loss
Other comprehensive loss from equity investee	—	—	—	0.9	—	0.9
Change in market value of available-for-sale investments	(18.7)	2.6	(16.1)	8.2	(1.4)	6.8
Cumulative translation adjustment	(23.1)	—	(23.1)	5.6	—	5.6
Other comprehensive income (loss)	(41.8)	2.6	(39.2)	14.7	(1.4)	13.3
Current tax	—	—	—	—	—	—
Deferred tax	—	2.6	—	—	(1.4)	—

The significant components of deferred income tax assets and liabilities as at December 31, 2012 and 2011, respectively, are as follows:

	2012	2011
Deferred income tax assets
Deductible temporary differences relating to:
Royalty, stream and working interests	$9.0	$11.0
Other	(0.3)	(0.4)
	$8.7	$10.6
Deferred income tax liabilities
Taxable temporary differences relating to:
Share issue and debt issue costs	$(3.6)	$(9.3)
Royalty, stream and working interests	58.8	42.6
Non-capital loss carry-forwards	(18.6)	(9.8)
Investments	0.9	(0.3)
Other	0.5	0.3
	38.0	23.5
Deferred income tax liabilities, net	$(29.3)	$(12.9)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2012	2011
Deferred income tax assets:
Deferred income tax asset to be recovered within 12 months	$—	$0.1
Deferred income tax asset to be recovered after more than 12 months	8.7	10.5
	$8.7	$10.6
Deferred income tax liabilities:
Deferred income tax liability to be settled within 12 months	(2.2)	(5.9)
Deferred income tax liability to be settled after more than 12 months	40.2	29.4
	$38.0	$23.5
Deferred income tax assets (liabilities), net	$(29.3)	$(12.9)

Movement in net deferred taxes:

	2012	2011
Balance, beginning of year	$(12.9)	$13.8
Recognized in profit/loss	(14.0)	5.1
Recognized in other comprehensive income (loss)	(2.6)	1.4
Recognized in equity	0.1	4.1
Acquired in business combination	—	(37.3)
Foreign exchange difference	—	0.2
Other	0.1	(0.2)
	$(29.3)	$(12.9)

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Non-Capital Losses	$74.9	2026-2032
Barbados	Non-Capital Losses	1.5	2017-2021
Chile Non-Capital Losses		0.2	None
		$76.6

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2012 is $205.5 (2011 - Nil). No deferred tax asset is recognized on the temporary differences associated with investment in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2012 is $0.6 million (2011 - $1.1 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefit.

Note 16 - Shareholders’ Equity

a)  Common Shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 146,730,310 common shares) having no par value and preferred shares issuable in series (issued nil).

During the year ended December 31, 2012, the Company issued 8,366,618 common shares upon the exercise of warrants and stock options and the vesting of restricted share units for proceeds of $257.9 million.

On December 1, 2011, the Company issued 1,383,850 common shares to shareholders of Lumina pursuant to the plan of arrangement as described in Note 4(f) - Acquisitions above.

On November 30, 2011, the Company completed a bought deal with a syndicate of underwriters for 9,200,000 common shares at C$42.50 per common share which included an overallotment of 1,200,000 common shares. The net proceeds to the Company were $367.4 million after deducting underwriters’ commission and offering expenses of $16.0 million.

On August 31, 2011, the Company issued 550,000 common shares pursuant to the acquisition of the Phoenix Gold Royalty as described in Note 4(g) - Acquisitions above.

On July 12, 2011, the Company issued 267,000 common shares pursuant to the acquisition of the Canadian Malartic royalty as described in Note 4(h) - Acquisitions above.

On March 14, 2011, the Company issued 11,654,127 common shares pursuant to the acquisition of Gold Wheaton as described in Note 4(j) - Acquisitions above.

b)        Dividends

During the years ended December 31, 2012 and 2011, the Company declared dividends in the amount of $87.3 million, or $0.60 per share, and $57.2 million, or $0.44 per share, respectively. The Company paid dividends in the amount of $77.9 million, or $0.54 per share, and $49.2 million, or $0.32 per share, in the years ended December 31, 2012 and 2011, respectively. At December 31, 2012, included in accounts payable is an amount of $26.4 million related to declared dividends (2011 - $16.6 million).

c)         Stock-based payments

On November 12, 2007, the Company’s Board of Directors adopted a stock option plan, which was replaced by the Company’s share compensation plan covering both stock options and RSUs effective May 12, 2010 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant. The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination. Options are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 5,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2012, the Company granted 298,396 stock options (2011 - 40,000) to employees at exercise prices ranging between C$42.43 and C$57.57 (2011 - C$42.48 and C$42.67). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The fair value of stock options granted during 2012 has been determined to be $4.1 million (2011 - $0.3 million). The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

	2012	2011
Risk-free interest rate	1.18%	0.93%
Expected dividend yield	1.09%	1.11%
Expected price volatility of the Company’s common shares	33.32%	29.66%
Expected life of the option	3.77 years	2.0 years
Forfeiture rate	0%	0%

and resulted in a weighted average fair value of C$13.63 per stock option (2011 - C$6.82 per stock option).

Option pricing models require the input of highly objective assumptions, including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, option pricing models do not necessarily provide a reliable measure of the fair value of our stock options.

During the year ended December 31, 2012, an expense of $1.3 million (2011 - $3.1 million) related to vested stock options has been included in the consolidated statement of income (loss) and other comprehensive income (loss). As at December 31, 2012, there is $4.2 million (2011 - $1.8 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.5 years (2011 - 1.3 years).

Options to purchase common shares of the Company that have been granted in accordance with the Plan and pursuant to other agreements are as follows:

	2012			2011
	Number	Weighted average exercise price		Number	Weighted average exercise price
Stock options outstanding, beginning of the year	2,802,400	C$	20.75	2,768,462	C$	18.59
Gold Wheaton stock options	—	—		730,698	C$	24.48
Forfeited	(50,000)	C$	31.39	—	—
Granted	298,396	C$	55.04	40,000	C$	42.60
Exercised	(815,984)	C$	19.96	(736,760)	C$	17.51
Stock options outstanding, end of the year	2,234,812	C$	25.36	2,802,400	C$	20.75
Exercisable stock options, end of the year	1,791,414	C$	19.78	2,407,400	C$	18.87

Options to purchase common shares outstanding at December 31, 2012, carry exercise prices and weighted average lives to maturity as follows:

Exercise price		Options outstanding	Options exercisable	Weighted average life (years)
C$	15.20	1,149,200	1,149,200	4.97
C$	15.41	30,000	30,000	5.89
C$	16.07	59,518	59,518	1.36
C$	17.48	34,233	34,233	2.12
C$	18.91	75,000	75,000	5.64
C$	20.55	25,000	25,000	5.40
C$	27.62	50,000	33,333	7.01
C$	29.11	35,000	35,000	6.40
C$	31.39	200,000	133,333	7.39
C$	31.45	78,500	50,166	7.71
C$	33.12	5,000	3,333	7.90
C$	33.20	15,000	10,000	7.98
C$	37.92	131,407	131,407	0.45
C$	38.56	8,558	8,558	0.79
C$	42.43	25,000	—	9.25
C$	42.48	15,000	5,000	8.94
C$	42.67	25,000	8,333	8.93
C$	55.38	100,000	—	9.95
C$	55.58	78,396	—	9.95
C$	57.57	95,000	—	9.91
		2,234,812	1,791,414	5.76

d)        Share Purchase Warrants

Outstanding share purchase warrants as at December 31, 2012 and 2011 are as follows:

	2012	2011
Warrants outstanding, beginning of the year	12,227,518	11,499,999
Issued	—	760,769
Exercised	(5,547,412)	(33,250)
Expired	(169,337)	—
Warrants outstanding, end of the year	6,510,769	12,227,518

6,510,769 warrants have a C$75.00 per warrant exercise price and expire on June 16, 2017 (“2017 Warrants”). 2017 Warrants totalling 760,769 were granted during the year ended December 31, 2011 pursuant to the acquisition of Lumina as described in Note 4(f) - Acquisitions above.

e)   Deferred Share Unit Plan

Under the DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to January 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

During the year ended December 31, 2012, 4,316 DSUs were credited to directors under the DSU Plan (2011 - 4,609 DSUs) in connection with the conversion of directors’ fees. The value of the DSU liability as at December 31, 2012, was $1.4 million (2011 - $0.7 million). The mark-to-market adjustment recorded for the year ended December 31, 2012, in respect of the DSU Plan, was $0.4 million (2011 - $0.1 million).

f)   Restricted Share Units

Under the Plan, employees and officers may be granted performance-based or time-based RSUs. When each RSU vests, the holder is entitled to one common share for no additional consideration. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value. Time-based RSUs vest over a three year period on the anniversary of the date of grant.

During the year ended December 31, 2012, 20,262 performance-based RSUs (2011 - 22,393) and 15,448 time-based RSUs (2011 -20,980) were awarded to management of the Company. The fair value of the RSUs granted during 2012 has been determined to be $2.0 million (2011 - $1.8 million). The fair value of the RSUs was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions; risk-free rate of 1.22% (2011 - 1.05%), volatility of 29.05% (2011 - 33.97%), dividend yield of 0.0% (2011 - 0.0%) and 3 year expected life (2011 - 3.0 years). Included in the Company’s stock-based compensation expense is an amount of $1.6 million (2011 - $1.4 million) relating to these RSUs. As at December 31, 2012, there is $3.0 million (2011 - $2.5 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested restricted share units granted under the Plan, which is expected to be recognized over a weighted average period of 1.6 years (2011 - 1.6 years).

g)   Outstanding Share Purchase Warrants, Incentive Stock Options, Special Warrants and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options and restricted share units, at December 31, 2012 and 2011, respectively, were exercised:

	2012	2011
Common shares outstanding	146,730,310	138,363,692
Stock options	2,234,812	2,802,400
Warrants	6,510,769	12,227,518
Gold Wheaton Warrants	4,181,750	6,126,750
Special Warrant (See Note 18(c))	2,000,000	2,000,000
Restricted Share Units	103,071	134,314
	161,760,712	161,654,674

Gold Wheaton Stock Options and Warrants

In connection with the acquisition of Gold Wheaton (See Note 4(j)), the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 to C$6.00 for 0.1556 of a Franco-Nevada common share. As at December 31, 2012, 233,713 common shares remain reserved for issuance. In addition, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon closing. 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00 and 875,000 warrants (136,150 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00. Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash. As at December 31, 2012, 1,945,000 common shares have been issued pursuant to the exercise of Gold Wheaton warrants.

Expiry Dates	Exercise Price		Number of Gold Wheaton Warrants	Equivalent Franco-Nevada Exercise Price		Equivalent Franco-Nevada Common Shares
July 8, 2013	C$	10.00	25,999,998	C$	64.27	4,045,600
May 25, 2014	C$	5.00	875,000	C$	32.13	136,150
Total			26,874,998			4,181,750

Note 17 - Earnings per Share (“EPS”)

	2012
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$102.6	143.1	$0.72
Effect of dilutive securities	—	1.2	(0.01)
Diluted EPS	$102.6	144.3	$0.71

Excluded from the computation of 2012 diluted EPS were 65,351 RSUs and 10,556,369 warrants due to the performance criteria for the vesting of the RSUs having not been measurable prior to December 31, 2012 and the exercise prices for the warrants being greater than the weighted average price of common shares for the year ended December 31, 2012.

	2011
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic and Diluted EPS	$(6.8)	125.4	$(0.05)

The effect of stock options and warrants is not included in computing the diluted per share amounts for the year ended December 31, 2011 since, in the context of reported loss for the year, such effect would be anti-dilutive.

Note 18 - Commitments

(a) Ore purchase commitments

As part of the acquisition of Gold Wheaton, the Company assumed certain ore purchase commitments which are described in Note 7(a). In addition, the Company is committed to purchase 50% of the gold produced from the Palmarejo project as described in Note 7(a).

(b) Cobre Panama Gold Stream

Pursuant to a purchase and sale dated August 20, 2012, the Company is committed to fund up to a $1.0 billion deposit, under certain conditions, for the development of Inmet Mining Corporation’s (“Inmet”) Cobre Panama copper deposit located in Panama (“Cobre Panama’). In exchange for the funding, the Company will acquire a precious metals stream that is indexed to the copper in concentrate produced from Cobre Panama over the life of the mine. The Company’s $1.0 billion deposit will become available after Inmet’s aggregate funding of Cobre Panama since May 18, 2012 exceeds $1.0 billion. Under certain funding conditions, the funding of the Company’s $1.0 billion deposit will be pro-rata on a 1:3 ratio with Inmet’s subsequent funding contributions. The Company will pay an amount for each ounce of precious metals delivered under the stream equal to $400 per ounce for gold and $6.00 per ounce for silver, subject to an annual adjustment for inflation, for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver and thereafter the greater of $400 per ounce for gold and $6.00 per ounce for silver and one half of the then-prevailing market price for the respective commodity.

(c)  New Prosperity Gold Stream

Pursuant to a purchase and sale agreement dated May 12, 2010, the Company committed to fund a $350.0 million deposit and acquire 22% of the gold produced pursuant to a gold stream agreement with Taseko Mines Limited (“Taseko”) on Taseko’s Prosperity copper-gold project located in British Columbia. Franco-Nevada will provide the $350.0 million deposit for the construction of Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Franco-Nevada’s financing commitment remained available to Taseko provided the project was fully permitted and financed prior to May 12, 2012 although this option continues unless it is terminated by Franco-Nevada. The Company has not terminated this option. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of $75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of $400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Note 19 - Segment Reporting

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of resource sector royalty and stream acquisitions and management activities directly relating to royalty and stream interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2012, one mineral interest totaling $96.0 million (2011 - one mineral interest totaling $101.9 million), comprised 22.5% (2011 - 24.8%) of revenue. Geographic revenues are separated by the jurisdiction of the entity making the payment.

Revenue is earned from the following jurisdictions:	2012	2011
United States	$120.0	$111.5
Africa	52.3	64.9
Mexico	101.6	107.8
Canada	130.2	107.9
Australia	15.1	13.8
Other	7.8	5.3
Revenue	$427.0	411.2

Geographic revenue is segmented by the location of the mining operations giving rise to the royalty, stream or working interest.

Royalty, stream and working interests, net:	2012	2011
United States	$511.2	$544.2
Africa	433.7	675.4
Mexico	64.7	72.4
Canada	1,075.8	466.2
Australia	48.3	42.1
Other	89.9	111.8
Royalty, stream and working interests, net	$2,223.6	$1,912.1

Investments of $108.4 million (2011 - $74.4 million) are held in Canada.

Note 20 - Subsequent Event

Revolving Term Credit Facility

On January 23, 2013, the Company replaced its existing Credit Facility with a four year unsecured $500 million revolving term credit facility (“2013 Credit Facility”).

Advances under the 2013 Credit Facility can be drawn as follows:

U.S. dollars

•             Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.25% and 1.75% per annum depending upon the Company’s leverage ratio; or

•             LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.25% and 2.75% per annum, depending on the Company’s leverage ratio.

Canadian dollars

•             Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.25% and 1.75% per annum, depending on the Company’s leverage ratio; or

•             Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.25% and 2.75%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the 2013 Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.25% to 0.55% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the facility. Debt issue costs of $1.5 million were incurred and will be amortised over the four year term of the 2013 Credit Facility.

DIRECTORS

Pierre Lassonde, Chairman

was President of Newmont Mining Corporation from 2002 to 2006 and prior to that from 1982 to 2002 was a co-founder and co-CEO of the original Franco-Nevada. He is past Chairman and a current director of the World Gold Council, author of The Gold Book and has served on many mining boards and industry committees and is recognized for his philanthropy. Mr. Lassonde holds a degree in electrical engineering from Ecole Polytechnique and an MBA from the University of Utah.

David Harquail, President & CEO

led the successful initial public offering and listing of Franco-Nevada onto the Toronto Stock Exchange in late 2007. He previously held senior executive roles at Newmont Mining Corporation and prior to that was a senior executive of the original Franco-Nevada group of companies from 1987. Mr. Harquail has served on many senior mining boards, industry associations and not-for-profit committees. He holds a degree in geological engineering from the University of Toronto and an MBA from McGill University and is a registered Professional Engineer in Ontario.

Derek Evans

is President and CEO of Pengrowth Energy Corporation and was the President and CEO of Focus Energy Trust from the trust’s inception in 2002 until its sale in early 2008. He has over 26 years of experience in the oil and gas business in Western Canada having spent the majority of his career with Renaissance Energy Limited in a variety of operational and senior management poitions. Mr. Evans has a degree in mining engineering from Queen’s University, is a registered Professional Engineer in Alberta, and is a member of the Institute of Corporate Directors.

Graham Farquharson

is the President of Strathcona Mineral Services Limited. He has served on senior mining boards and industry committees and continues to serve several philanthropic organizations. Mr. Farquharson holds a degree in mining engineering from the University of Alberta, an MBA from Queen’s University and is a registered Professional Engineer in Ontario.

Louis Gignac

is President of G Mining Services Inc., a private consultancy, and previously served as President and CEO of Cambior Inc. from its creation in 1986 until its acquisition in 2006. He previously held management positions with Falconbridge and Exxon Minerals and also served as a professor of mining engineering at Laval University. Mr. Gignac serves on several senior Canadian corporate boards, holds a Doctorate of Engineering from the University of Missouri-Rolla, a Masters in mineral engineering from the University of Minnesota and a degree in mining engineering from Laval University.

Randall Oliphant

is the Executive Chairman of New Gold Inc. He served as Barrick Gold Corporation’s President and CEO from 1999 to 2003 having held various positions with Barrick from 1987. He is on corporate and advisory boards for profit and not-for-profit organizations. Mr. Oliphant received his Bachelor of Commerce degree in 1984 from the University of Toronto and his Chartered Accountant designation in 1986.

Hon. David R. Peterson

is Chairman of Cassels Brock & Blackwell LLP, a law firm. He served as the 20th Premier of the Province of Ontario from 1985 to 1990, was the founding chairman of the Toronto Raptors of the NBA and was Chair of Toronto’s successful Pan American Games Bid Committee. Mr. Peterson is on several senior corporate and not-for-profit boards and is the Chancellor Emeritus of the University of Toronto. Mr. Peterson holds a Bachelor’s degree and LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Directors, standing from left: Hon. David R. Peterson, Randall Oliphant, Graham Farquharson, Louis Gignac and Derek Evans. Seated: Pierre Lassonde and David Harquail

CORPORATE INFORMATION

Directors	Head Office	Share Capital

Pierre Lassonde,	Exchange Tower	As at March 19, 2013
Chairman	130 King Street West Suite 740, P.O. Box 467	Common shares outstanding	146,730,310
David Harquail,	Toronto, Canada M5X 1E4	Reserved for:
President & CEO		2013 Warrants:	4,045,600
	Tel: (416) 306-6300	2014 Warrants:	136,150
Derek Evans	Fax: (416) 306-6330	2017 Warrants:	8,510,769
		Options & other:	2,337,883
Graham Farquharson	U.S. Office	Fully diluted:	161,760,712

Louis Gignac	1745 Shea Center Drive,	Investor Information
Suite 400
Randall Oliphant	Highlands Ranch, Colorado	Stefan Axell, Manager,
	USA 80129	Investor Relations
Hon. David R. Peterson		info@franco-nevada.com
Tel: (720) 344-4986
Executive Management		www.franco-nevada.com
Australia Office
David Harquail		Tel:	(416) 306-6328
President & CEO	44 Kings Park Road, Suite 41	Toll Free:	(877) 401-3833
West Perth, WA 6005
Sandip Rana		Transfer Agent
Chief Financial Officer	Tel: 61-8-6263-4425
Computershare Investor Services Inc.
Paul Brink	Barbados Office	100 University Avenue, 9th Floor
Senior Vice President,	(Effective June 1, 2013)	Toronto, Canada M5J 2Y1
Business Development		Toll Free:	(800) 564-6253
	Franco-Nevada (Barbados)	Tel:	(514) 982-7555
Geoff Waterman	Corporation	service@computershare.com
Chief Operating Officer	Balmoral Hall, Balmoral Gap,
	Hastings, Christ Church,	Auditors
Lloyd Hong	BB14033
Chief Legal Officer &		PricewaterhouseCoopers LLP
Corporate Secretary	Listings	Toronto, Canada

Toronto Stock Exchange
Common shares: FNV

2013 Warrants: FNV.WT.B
1 warrant + C$10.00
= 0.1556 common share
Expiry: July 8, 2013

2017 Warrants: FNV.WT.A
1 warrant + C$75.00
= 1 common share
Expiry: June 16, 2017

New York Stock Exchange
Common shares: FNV

Franco-Nevada acknowledges the following photo credit:

Detour Gold Corporation

Printed in Canada using vegetable based inks on chlorine-free paper containing post consumer product and which is 100% recyclable.

Concept and Design:	Project Management and Production:
Goodhoofd Inc.	Walter J. Mishko & Co. Inc.

www.franco-nevada.com